STATEMENT OF INVESTMENTS
Dreyfus International Stock Index Fund
July 31, 2007 (Unaudited)

Common Stocks--96.0%	Shares	Value ($)
Australia--6.0%		
ABC Learning Centres	10,259	60,493
AGL Energy	14,916	196,614
Alinta	17,114	216,390
Alumina	38,045	236,573
Amcor	29,506	172,479
AMP	63,605	545,480
Ansell	6,196	62,343
APN News & Media	8,288	40,618
Aristocrat Leisure	10,520	122,415
Asciano Group	17,290 a	141,030
ASX	5,587	233,342
Australia & New Zealand Banking Group	62,763	1,509,521
AXA Asia Pacific Holdings	32,642	204,165
Babcock & Brown	7,882	189,043
BHP Billiton	118,753	3,800,869
Billabong International	6,249	86,138
BlueScope Steel	22,998	213,246
Boral	19,977	131,638
Brambles	51,645 a	486,044
Caltex Australia	4,873	103,212
Centro Properties Group	27,667	185,833
CFS Gandel Retail Trust (Units)	38,732	70,624
Challenger Financial Services Group	11,207	52,759
Coca-Cola Amatil	16,759	129,896
Cochlear	1,959	102,606
Coles Group	38,606	477,608
Commonwealth Bank of Australia	43,869	2,027,831
Commonwealth Property Office Fund (Units)	59,026	80,438
Computershare	17,767	150,891
CSL	6,299	474,321
CSR	26,078	74,216
DB RREEF Trust	99,506	153,935
Downer EDI	11,637	69,279
Fairfax Media	41,216	170,040
Fortescue Metals Group	4,186 a	117,101
Foster's Group	68,037	342,546
Futuris	23,089	47,746
Goodman Fielder	41,157	88,765
Goodman Group	47,721	246,047
GPT Group	70,397	268,391
Harvey Norman Holdings	15,620	70,355
Iluka Resources	6,938	35,226
ING Industrial Fund (Units)	33,848	71,706
Insurance Australia Group	60,462	293,543
Investa Property Group	51,510	128,188
James Hardie Industries	16,388	104,138
Leighton Holdings	4,495	149,453
Lend Lease	12,347	195,875
Lion Nathan	11,086	79,556
Macquarie Airports Management	25,551	94,644
Macquarie Bank	8,675	606,055
Macquarie Communications Infrastructure Group	14,742	74,842
Macquarie Infrastructure Group	86,565	241,938
Macquarie Office Trust (Units)	72,900	94,688
Mirvac Group	32,787	142,370

Multiplex Group	23,522	99,770
National Australia Bank	55,313	1,807,100
Newcrest Mining	10,935	231,318
OneSteel	20,853	118,490
Orica	10,737	257,709
Origin Energy	29,262	244,276
Pacific Brands	20,181	61,577
Paladin Resources	19,374 a	116,703
PaperlinX	11,516	31,354
Perpetual	1,401	92,783
Publishing & Broadcasting	15,444	242,910
Qantas Airways	30,377	148,525
QBE Insurance Group	28,422	726,060
Rio Tinto	9,750	768,585
Santos	20,493	231,787
Sonic Healthcare	9,583	125,087
Stockland	49,863	327,995
Suncorp-Metway	30,951	512,039
Symbion Health	18,425	65,245
Tabcorp Holdings	17,105	237,205
Tattersall	37,398	155,853
Telstra	98,494	385,588
Telstra (Installment Receipts)	51,919	137,285
Toll Holdings	17,290	207,922
Transurban Group	34,028	206,914
Wesfarmers	12,661	418,627
Westfield Group	59,548	965,238
Westpac Banking	62,998	1,405,717
Woodside Petroleum	15,826	579,179
Woolworths	41,049	953,979
WorleyParsons	5,350	153,874
Zinifex	15,922	270,826
		28,752,623
Austria--.6%		
Andritz	1,336	90,963
bwin Interactive Entertaiment	564 a	14,973
Erste Bank der Oesterreichischen Sparkassen	6,477	488,203
Flughafen Wien	305	31,893
IMMOEAST	14,496 a	188,229
IMMOFINANZ	14,380 a	180,747
Mayr-Melnhof Karton	260	28,824
Meinl European Land	9,827 a	229,231
OMV	5,668	352,843
Raiffeisen International Bank-Holding	1,240	188,918
RHI	882 a	45,701
Telekom Austria	12,057	293,227
Verbund-Oesterreichische Elektrizitaetswirtschafts, Cl. A	2,362	115,530
Voestalpine	3,623	300,640
Wiener Staedtische Versicherung	1,023	72,155
Wienerberger	2,430	168,646
		2,790,723
Belgium--1.2%		
AGFA-Gevaert	4,739	99,486
Barco	320	32,003
Bekaert	369	52,559
Belgacom	5,530	222,887
Cofinimmo	339	60,272
Colruyt	510	108,680
Compagnie Maritime Belge	520	36,559
D'ieteren	77	31,111
Delhaize Group	2,617	244,515

Dexia	17,943	512,884
Euronav	590	21,156
Fortis	42,113	1,673,997
Groupe Bruxelles Lambert	2,605	316,363
InBev	6,115	490,136
KBC Groep	6,068	789,727
Mobistar	1,138	89,029
Omega Pharma	597	51,721
Solvay	2,185	331,892
UCB	3,838	215,496
Umicore	781	176,409
		5,556,882
China--.1%		
Foxconn International Holdings	71,000 a	204,552
Tencent Holdings	31,000	141,790
		346,342
Denmark--.9%		
AP Moller - Maersk, Cl. B	37	488,745
Bang & Olufsen, Cl. B	350	40,793
Carlsberg, Cl. B	1,021	131,570
Coloplast, Cl. B	770	64,331
Dampskibsselskabet Torm	1,388	55,529
Danisco	1,552	115,877
Danske Bank	15,358	646,425
DSV	1,324	29,573
DSV	6,000	136,320
East Asiatic	420	24,361
FLSmidth & Co.	1,868	165,003
GN Store Nord	6,550 a	77,640
H Lundbeck	1,600	41,273
Jyske Bank	1,893 a	150,279
NKT Holding	891	94,670
Novo Nordisk, Cl. B	8,211	864,861
Novozymes, Cl. B	1,546	183,685
Sydbank	2,192	111,163
Topdanmark	594 a	101,413
TrygVesta	885	71,100
Vestas Wind Systems	6,354 a	421,159
William Demant Holding	980 a	97,199
		4,112,969
Finland--1.6%		
Amer Sports, Cl. A	2,090	51,310
Cargotec, Cl. B	1,444	75,180
Elisa	4,729	134,413
Fortum	15,216	490,483
Kesko, Cl. B	2,203	117,322
Kone, Cl. B	2,409	161,700
Konecranes	2,261	91,580
Metso	4,406	281,232
Neste Oil	3,961	141,973
Nokia	139,096	3,980,767
Nokian Renkaat	3,727	122,534
OKO Bank, Cl. A	3,382	59,098
Orion, Cl. B	3,310	87,348
Outokumpu	4,131	128,962
Rautaruukki	2,600	171,384
Sampo, Cl. A	14,821	444,720
Sanoma-WSOY	2,409	77,461
Stora Enso, Cl. R	19,492	333,166
Tietoenator	2,613	64,264
UPM-Kymmene	17,941	399,006

Uponor	2,097	76,957
Wartsila, Cl. B	2,035	142,756
YIT	4,110	131,106
		7,764,722
France--9.3%		
Accor	6,136	524,928
ADP	1,217	136,909
Air France-KLM	4,144	187,385
Air Liquide	8,268	1,067,131
Alcatel-Lucent	78,683	918,702
Alstom	3,561	640,710
Atos Origin	2,257 a	133,645
AXA	53,370	2,077,489
BNP Paribas	28,522	3,135,561
Bouygues	7,438	594,129
Business Objects	3,522 a	159,523
Cap Gemini	4,394	287,914
Carrefour	20,396	1,455,232
Casino Guichard Perrachon	1,422	139,424
Cie de Saint-Gobain	11,295	1,259,328
Cie Generale d'Optique Essilor International	6,588	401,407
CNP Assurances	1,666	218,478
Compagnie Generale des Etablissements Michelin, Cl. B	4,765	623,657
Credit Agricole	22,467	857,857
Dassault Systemes	1,942	116,098
France Telecom	57,569	1,546,136
Gaz de France	6,623	308,604
Gecina	406	66,085
Groupe Danone	14,956	1,081,996
Hermes International	2,396	242,820
Icade	1,173	78,319
Imerys	990	97,408
Klepierre	754	117,146
L'Oreal	8,946	1,023,118
Lafarge	5,110	861,984
Lagardere	4,170	329,407
LVMH Moet Hennessy Louis Vuitton	8,352	933,782
M6-Metropole Television	2,144	65,404
Neopost	1,071	156,156
PagesJaunes Groupe	4,274	86,092
Pernod-Ricard	2,998	628,605
Peugeot	5,233	438,769
PPR	2,641	463,634
Publicis Groupe	4,744	204,557
Renault	6,314	909,431
Safran	5,291	131,660
Sanofi-Aventis	34,648	2,897,831
Schneider Electric	7,467	1,000,625
Scor	5,346	136,720
Societe BIC	1,052	76,240
Societe Des Autoroutes Paris-Rhin-Rhone	719	71,030
Societe Generale	12,548	2,149,660
Societe Television Francaise 1	3,747	125,448
Sodexho Alliance	3,239	213,243
Suez	34,756	1,822,596
Suez-Strip VVPR	2,304 a	32
Technip	3,308	268,997
Thales	3,050	174,576
Thomson	8,984	147,412
Total	73,118	5,785,961
Unibail	2,487	587,002

Valeo	2,439	126,228
Vallourec	1,633	423,562
Veolia Environnement	11,016	816,453
Vinci SA	13,577	971,001
Vivendi	39,364	1,671,284
Zodiac	1,374	97,392
		44,269,913
Germany--7.5%		
Adidas	6,806	414,616
Allianz	15,372	3,236,495
Altana	2,147	50,389
Arcandor	2,010 a	61,878
BASF	17,037	2,191,695
Bayer	24,697	1,742,377
Beiersdorf	2,964	206,128
Bilfinger Berger	1,249	107,133
Celesio	2,961	177,557
Commerzbank	21,278	905,813
Continental	4,360	624,431
DaimlerChrysler	31,476	2,829,922
Deutsche Bank	17,653	2,395,072
Deutsche Boerse	6,963	801,619
Deutsche Lufthansa	7,794	218,082
Deutsche Post	26,471	771,927
Deutsche Postbank	2,780	214,583
Deutsche Telekom	96,427	1,651,122
Douglas Holding	897	55,961
E.ON	21,159	3,339,383
Fresenius Medical Care & Co.	6,072	285,564
Heidelberger Druckmaschinen	1,652	79,912
Hochtief	1,339	134,928
Hypo Real Estate Holding	4,317	263,811
Infineon Technologies	25,645 a	423,277
IVG Immobilien	2,698	98,391
Linde	4,035	474,739
MAN	3,979	574,830
Merck	2,118	264,303
Metro	5,555	430,382
MLP	2,551	44,789
Muenchener Rueckversicherungs	7,425	1,274,929
Premiere	3,252 a	82,381
Puma	377	151,235
Rheinmetall	1,126	100,080
RWE	15,138	1,599,433
Salzgitter	1,395	282,546
SAP	30,181	1,616,583
Siemens	28,910	3,634,466
Solarworld	2,608	125,121
Suedzucker	1,661	31,785
ThyssenKrupp	11,949	659,744
TUI	7,020 a	198,297
Volkswagen	5,815	1,047,294
Wincor Nixdorf	1,063	94,980
		35,969,983
Greece--.7%		
Alpha Bank	13,298	450,902
Coca-Cola Hellenic Bottling	3,429	153,754
Cosmote Mobile Communications	3,828	114,543
EFG Eurobank Ergasias	8,875	318,215
Folli-Follie	560	22,947
Hellenic Exchanges SA Holding	2,379	66,384

Hellenic Petroleum	3,140	45,794
Hellenic Technodomiki Tev	3,380	45,820
Hellenic Telecommunications Organization	10,255	311,336
Motor Oil (Hellas) Corinth Refineries	1,145	28,796
National Bank of Greece	13,791	814,562
OPAP	7,187	248,794
Piraeus Bank	8,386	301,467
Public Power	3,248	97,673
Titan Cement	1,840	94,742
Viohalco	3,050	48,078
		3,163,807
Hong Kong--1.7%		
ASM Pacific Technology	8,000	73,242
Bank of East Asia	47,391	283,802
Belle International Holdings	74,000 a	84,553
BOC Hong Kong Holdings	119,000	305,779
Cathay Pacific Airways	45,000	117,881
Cheung Kong Holdings	50,000	700,974
Cheung Kong Infrastructure Holdings	13,000	46,317
CLP Holdings	50,788	341,983
Esprit Holdings	36,000	487,612
Giordano International	32,000	14,007
Hang Lung Properties	77,000	281,831
Hang Seng Bank	25,700	404,853
Henderson Land Development	30,000	215,616
Hong Kong & China Gas	127,349	295,127
Hong Kong Exchanges & Clearing	36,000	588,536
HongKong Electric Holdings	47,000	232,862
Hopewell Holdings	24,000	103,707
Hutchison Telecommunications International	44,000	54,560
Hutchison Whampoa	70,800	754,302
Hysan Development	18,000	46,475
Johnson Electric Holdings	38,900	20,589
Kerry Properties	17,000	122,625
Kingboard Chemical Holdings	17,000	93,825
Li & Fung	70,600	246,162
Link REIT	71,000	147,634
Melco International Development	21,000	30,482
MTR	43,000	107,818
New World Development	87,191	213,592
Orient Overseas International	6,300	75,095
PCCW	114,207	69,935
Shangri-La Asia	42,000	99,447
Shun TAK Holdings	36,000	55,810
Sino Land	44,664	99,689
Sun Hung Kai Properties	45,699	580,976
Swire Pacific, Cl. A	30,000	339,509
Techtronic Industries	33,500	39,329
Television Broadcasts	8,000	54,640
Tingyi Holding	62,000	73,067
Wharf Holdings	43,171	178,511
Wing Hang Bank	5,000	63,061
Yue Yuen Industrial Holdings	24,800	77,309
		8,223,124
Ireland--.7%		
Allied Irish Banks	29,877	782,190
Bank of Ireland	2,298	44,259
Bank of Ireland	31,129	589,358
C & C Group	11,422	93,810
CRH	18,511	820,226
DCC	2,813	82,189

Depfa Bank	12,063	245,603
Elan	15,274 a	276,401
Grafton Group (Units)	7,437 a	102,382
Greencore Group	4,695	32,358
IAWS Group	3,962	82,506
Independent News & Media	20,826	92,323
Kerry Group, Cl. A	4,123	109,522
Kingspan Group	4,361	104,825
Paddy Power	1,369	43,824
Ryanair Holdings	4,000 a	29,017
		3,530,793
Italy--3.6%		
Alleanza Assicurazioni	15,722	197,427
Arnoldo Mondadori Editore	3,398	31,876
Assicurazioni Generali	35,890	1,406,673
Atlantia S.P.A	9,211	309,216
Autogrill	3,846	80,569
AXA Rosenberg	54,021	191,961
Banca Monte dei Paschi di Siena	38,084	243,392
Banca Popolare di Milano	13,567	195,643
Banco Popolare di Verona e Novara	19,243	477,822
Bulgari	4,688	68,088
Capitalia	56,187	528,704
Enel	147,217	1,519,549
ENI	88,456	3,084,581
Fiat	24,250	716,504
Finmeccanica	9,559	286,911
Fondiaria-SAI	2,974	141,427
Intesa Sanpaolo	30,410	214,670
Intesa Sanpaolo	261,919	1,970,004
Italcementi	2,055	56,295
Lottomatica	2,428	90,048
Luxottica Group	4,363	158,404
Mediaset	24,740	258,446
Mediobanca	16,848	356,830
Mediolanum	11,685	87,579
Pirelli & C	100,796 a	113,841
Seat Pagine Gialle	102,684	56,971
Snam Rete Gas	33,427	185,642
Telecom Italia	364,840	971,276
Telecom Italia (RNC)	201,099	432,847
Terna	38,048	130,919
UniCredito Italiano	265,624	2,240,511
Unione Di Banche Italiane SCPA	20,775	510,973
		17,315,599
Japan--20.8%		
77 Bank	12,000	78,849
Access	6 a	16,532
Acom	2,020	71,887
Aderans	1,000	18,813
Advantest	5,200	201,620
Aeon	22,000	351,398
Aeon Credit Service	2,160	30,466
AEON Mall	2,100	63,286
Aiful	2,525	63,210
Aisin Seiki	6,500	256,148
Ajinomoto	20,800	251,929
Alfresa Holdings	1,100	74,908
All Nippon Airways	18,000	67,835
Alps Electric	6,000	59,249
Amada	12,000	139,777

Aoyama Trading	1,600	45,864
Asahi Breweries	13,700	193,750
Asahi Glass	31,800	423,883
Asatsu-DK	1,000	31,282
Ashai Kasei	39,900	283,630
Asics	6,000	81,737
Astellas Pharma	18,279	746,209
Autobacs Seven	700	21,005
Bank of Kyoto	10,000	134,343
Bank of Yokohama	41,000	284,379
Benesse	2,100	65,162
Bridgestone	20,900	438,807
Canon	36,250	1,916,328
Canon Marketing Japan	2,000	36,035
Casio Computer	7,800	118,078
Central Glass	6,000	33,387
Central Japan Railway	52	537,497
Chiba Bank	25,000	210,266
Chiyoda	5,000	98,614
Chubu Electric Power	22,100	556,542
Chugai Pharmaceutical	9,728	167,895
Circle K Sunkus	1,000	16,955
Citizen Holdings	13,000	119,595
COCA-COLA WEST HOLDINGS	1,600	33,370
COMSYS Holdings	3,000	33,064
Credit Saison	6,500	158,320
CSK HOLDINGS	2,100	67,502
Dai Nippon Printing	21,800	321,043
Daicel Chemical Industries	8,000	53,431
Daido Steel	10,200	73,673
Daifuku	2,000	24,674
Daiichi Sankyo	23,883	665,049
Daikin Industries	9,000	349,280
Daimaru	7,000	79,231
Dainippon Ink and Chemicals	24,000	93,581
Dainippon Screen Manufacturing	7,000	50,957
Daito Trust Construction	2,600	128,423
Daiwa House Industry	18,400	240,455
Daiwa Securities Group	46,000	485,040
Denki Kagaku Kogyo	13,600	67,569
Denso	16,200	606,749
Dentsu	68	172,611
Diamond Lease	1,570	69,769
Dowa Holdings	9,000	107,010
Dowa Holdings (Rights)	7,000 a,b	0
eAccess	41	22,144
East Japan Railway	116	857,088
Ebara	15,000	71,536
EDION	1,900	20,613
Eisai	8,700	365,133
Electric Power Development	5,080	173,141
Elpida Memory	3,400 a	151,589
FamilyMart	2,100	54,424
Fanuc	6,500	702,372
Fast Retailing	1,700	96,074
Fuji Electric Holdings	21,000	86,850
FUJI SOFT	1,100	24,921
Fuji Television Network	11	22,134
FUJIFILM Holdings	16,200	702,412
Fujikura	13,000	79,914
Fujitsu	62,800	414,204

Fukuoka Financial Group	21,000	133,471
Furukawa Electric	21,000	115,799
Glory	1,700	45,840
Goodwill Group	30	7,299
Gunma Bank	11,000	72,847
Gunze	5,000	27,271
Hachijuni Bank	15,000	108,823
Hakuhodo DY Holdings	700	45,130
Hankyu Department Stores	4,000	38,600
Hankyu Hashin Holdings	39,000	195,951
Haseko	32,500 a	86,146
Hikari Tsushin	700	27,868
Hino Motors	7,000	49,086
Hirose Electric	1,000	123,000
Hiroshima Bank	19,000	107,083
Hitachi	114,900	817,575
Hitachi Cable	5,000	30,745
Hitachi Capital	1,000	13,988
Hitachi Chemical	3,200	67,639
Hitachi Construction Machinery	3,500	138,471
Hitachi High-Technologies	2,700	65,404
Hokkaido Electric Power	5,800	119,283
Hokuhoku Financial Group	38,000	119,348
Honda Motor	53,020	1,906,902
House Foods	3,220	47,829
HOYA	13,800	437,134
Ibiden	4,400	320,461
Idemitsu Kosan	700	82,837
IHI CORPORATION	41,000	156,688
INPEX Holdings	28	281,408
Isetan	6,900	109,587
Ito En	2,300	70,031
Itochu	51,500	643,225
Itochu Techno-Solutions	800	28,844
Jafco	1,000	45,465
Japan Airlines	25,600 a	49,770
Japan Petroleum Exploration	1,000	67,740
Japan Prime Realty Investment	21	80,256
Japan Real Estate Investment	12	135,870
Japan Retail Fund Investment	11	89,238
Japan Steel Works	12,000	190,414
Japan Tobacco	154	783,979
JFE Holdings	19,260	1,315,655
JGC	8,000	164,536
Joyo Bank	21,462	124,309
JS Group	9,224	174,896
JSR	5,500	137,762
JTEKT	5,900	102,488
Jupiter Telecommunications	82 a	62,063
Kajima	28,800	117,427
Kamigumi	9,400	80,864
Kaneka	9,000	73,360
Kansai Electric Power	25,499	562,965
Kansai Paint	7,000	60,429
Kao	18,000	493,742
Kawasaki Heavy Industries	46,000	203,008
Kawasaki Kisen Kaisha	19,000	258,325
KDDI	85	562,652
Keihin Electric Express Railway	15,000	90,945
Keio	19,000	119,081
Keisei Electric Railway	10,000	51,133

Keyence	1,214	259,857
Kikkoman	6,000	81,044
Kinden	5,000	44,116
Kintetsu	51,354	151,893
Kirin Holdings Company,Limited	27,000	380,874
KK DaVinci Advisors	26 a	20,975
Kobe Steel	90,000	348,412
Kokuyo	2,400	26,420
Komatsu	30,600	966,658
Komori	2,000	45,543
Konami	3,400	76,626
Konica Minolta Holdings	16,500	243,205
Kose	880	24,326
Kubota	38,000	315,571
Kuraray	11,500	131,603
Kurita Water Industries	4,200	132,418
Kyocera	5,600	538,713
Kyowa Hakko Kogyo	10,000	100,198
Kyushu Electric Power	12,200	288,461
Lawson	1,800	61,737
Leopalace21	4,000	127,359
Mabuchi Motor	1,100	66,413
Makita	4,000	182,600
Marubeni	52,000	498,341
Marui Group CO.,LTD	10,600	119,088
Matsui Securities	2,900	24,001
Matsumotokiyoshi	1,100	24,394
Matsushita Electric Industrial	67,195	1,219,942
Matsushita Electric Works	13,000	162,824
Mediceo Paltac Holdings	5,600	82,148
Meiji Dairies	9,000	53,036
Meiji Seika Kaisha	9,000	39,605
Meitec	1,000	28,561
Millea Holdings	27,300	1,075,955
Minebea	12,000	64,892
Mitsubishi	46,000	1,352,084
Mitsubishi Chemical Holdings	40,600	367,421
Mitsubishi Electric	66,000	703,773
Mitsubishi Estate	40,000	1,011,380
Mitsubishi Gas Chemical	12,000	104,223
Mitsubishi Heavy Industries	109,700	769,094
Mitsubishi Logistics	4,000	58,616
Mitsubishi Materials	37,000	237,800
Mitsubishi Rayon	17,000	127,447
Mitsubishi Tanabe Pharma Corporation	9,000	105,290
Mitsubishi UFJ Financial Group	274	2,910,330
Mitsubishi UFJ Securities	9,000	96,565
Mitsui & Co.	53,400	1,261,260
Mitsui Chemicals	20,000	155,065
Mitsui Engineering & Shipbuilding	25,000	136,337
Mitsui Fudosan	28,000	729,417
Mitsui Mining & Smelting	20,000	95,852
Mitsui OSK Lines	36,000	560,008
Mitsui Sumitomo Insurance	41,230	473,841
Mitsui Trust Holdings	23,380	206,076
Mitsukoshi	12,000	57,291
Mitsumi Electric	2,000	77,500
Mizuho Financial Group	323	2,270,894
Murata Manufacturing	7,300	543,048
Namco Bandai Holdings	6,650	103,709
NEC	67,800	331,713

NEC Electronics	1,100 a	31,409
NGK Insulators	9,000	273,693
NGK Spark Plug	5,000	90,469
NHK Spring	6,000	53,757
Nichirei	7,000	33,410
Nidec	3,400	224,625
Nikko Cordial	15,500	207,035
Nikon	9,600	306,405
Nintendo	3,350	1,632,212
Nippon Building Fund	16	211,783
Nippon Electric Glass	11,085	172,711
Nippon Express	25,000	134,752
Nippon Kayaku	4,000	34,736
Nippon Light Metal	20,400	52,686
Nippon Meat Packers	7,000	75,547
Nippon Mining Holdings	28,800	288,525
Nippon Oil	41,800	374,587
Nippon Paper Group	32	104,284
Nippon Sheet Glass	22,000	115,452
Nippon Shokubai	4,000	35,386
Nippon Steel	194,100	1,458,844
Nippon Telegraph & Telephone	177	768,617
Nippon Yusen	37,800	378,412
Nishi-Nippon City Bank	22,000	73,394
Nishimatsu Construction	6,000	20,678
Nissan Chemical Industries	6,000	74,807
Nissan Motor	77,100	815,888
Nisshin Seifun Group	5,300	49,187
Nisshin Steel	29,000	126,308
Nisshinbo Industries	5,000	61,493
Nissin Food Products	2,800	85,482
Nitori	1,000	51,214
Nitto Denko	5,600	292,668
NOK	4,300	86,169
Nomura Holdings	60,300	1,144,448
Nomura Real Estate Holdings	1,900	57,476
Nomura Real Estate Office Fund	8	73,705
Nomura Research Institute	3,500	111,057
NSK	15,000	143,158
NTN	13,000	106,311
NTT Data	43	179,145
NTT DoCoMo	588	812,214
NTT Urban Development	37	66,488
Obayashi	21,000	111,064
Obic	200	39,391
Odakyu Electric Railway	20,000	116,979
OJI Paper	30,000	144,161
Oki Electric Industry	26,000 a	50,123
OKUMA	4,000	65,078
Okumura	5,000	26,744
Olympus	8,000	326,998
Omron	7,700	203,797
Onward Kashiyama	4,000	47,431
Oracle Japan	900	39,854
Oriental Land	1,700	88,433
ORIX	3,100	743,737
Osaka Gas	68,000	232,786
OSG	2,300	32,201
OTSUKA	400	37,565
Park24	2,800	28,047
Pioneer	5,900	79,174

Promise	2,700	72,480
QP	2,700	26,159
Rakuten	201	61,420
Resona Holdings	195	418,259
Ricoh	23,000	497,390
Rinnai	900	26,788
Rohm	3,400	286,933
Round One	9	20,134
Ryohin Keikaku	800	47,675
Sanken Electric	3,000	22,512
Sankyo	1,900	75,502
Santen Pharmaceutical	2,100	49,242
Sanwa Holdings Corporation	9,200	54,649
Sanyo Electric	60,000 a	92,788
Sapporo Hokuyo Holdings	11	117,714
Sapporo Holdings	9,000	54,068
SBI E*trade Securities	51	53,985
SBI Holdings	302	92,495
Secom	7,000	306,624
Sega Sammy Holdings	6,984	99,552
Seiko Epson	4,600	134,203
Seino Holdings	4,000	38,619
Sekisui Chemical	15,000	117,119
Sekisui House	17,000	210,608
Seven & I Holdings	28,060	785,125
Sharp	35,000	602,385
Shimachu	1,400	39,590
Shimamura	800	77,248
Shimano	2,100	66,651
Shimizu	19,000	112,842
Shin-Etsu Chemical	14,000	1,031,293
Shinko Electric Industries	2,700	65,179
Shinko Securities	16,000	77,999
Shinsei Bank	47,000	174,200
Shionogi & Co.	10,000	159,523
Shiseido	12,000	254,530
Shizuoka Bank	19,400	194,276
Showa Denko	39,000	136,117
Showa Shell Sekiyu	6,200	76,438
SMC	2,000	264,584
Softbank	25,300	530,029
Sojitz	31,800	158,126
Sompo Japan Insurance	28,000	323,984
Sony	34,080	1,793,943
Stanley Electric	4,500	106,364
SUMCO	4,000	204,610
Sumitomo	35,000	673,851
Sumitomo Bakelite	8,000	57,003
Sumitomo Chemical	54,000	401,997
Sumitomo Electric Industries	24,300	397,794
Sumitomo Heavy Industries	19,000	232,197
Sumitomo Metal Industries	139,000	803,911
Sumitomo Metal Mining	18,000	434,445
Sumitomo Mitsui Financial Group	223	2,014,496
Sumitomo Osaka Cement	11,000	27,819
Sumitomo Realty & Development	13,000	384,365
Sumitomo Rubber Industries	5,000	59,398
Sumitomo Titanium	600	51,719
Sumitomo Trust & Banking	42,000	354,429
Suruga Bank	7,000	86,705
Suzuken	2,020	62,623

T & D Holdings	7,200	468,734
Taiheiyo Cement	29,000	123,184
Taisei	32,000	112,601
Taisho Pharmaceutical	5,000	96,672
Taiyo Nippon Sanso	9,000	80,980
Taiyo Yuden	3,100	66,674
Takara Holdings	5,000	30,698
Takashimaya	11,000	123,636
Takeda Pharmaceutical	29,000	1,883,908
Takefuji	3,490	108,051
TDK	4,300	365,025
Teijin	29,000	156,873
Terumo	5,300	224,678
THK	4,700	110,811
TIS	800	18,044
Tobu Railway	27,000	117,680
Toda	5,000	27,211
Toho	4,300	78,476
Toho Titanium	800	29,842
Tohoku Electric Power	14,700	324,892
Tokai Rika	1,600	42,345
Tokuyama	8,000	116,260
Tokyo Broadcasting System	500	13,424
Tokyo Electric Power	41,472	1,099,160
Tokyo Electron	5,900	423,376
Tokyo Gas	75,000	323,221
Tokyo Seimitsu	1,500	50,431
Tokyo Steel Manufacturing	3,500	57,032
Tokyo Tatemono	11,000	132,819
Tokyu	35,820	221,566
Tokyu Land	13,000	121,416
TonenGeneral Sekiyu	10,000	97,379
Toppan Printing	19,000	204,885
Toray Industries	43,000	341,889
Toshiba	104,000	979,844
Tosoh	16,000	94,861
TOTO	8,000	67,731
Toyo Seikan Kaisha	5,800	101,055
Toyo Suisan Kaisha	3,000	49,313
Toyobo	18,200	48,844
Toyoda Gosei	1,900	60,128
Toyota Boshoku	2,400	62,164
Toyota Industries	6,600	297,610
Toyota Motor	91,914	5,533,525
Toyota Tsusho	7,400	192,534
Trend Micro	3,500	107,375
Ube Industries	32,600	97,892
Uni-Charm	1,400	76,134
UNY	7,000	74,056
Ushio	4,200	79,892
USS	650	43,385
Wacoal Holdings	3,000	36,810
West Japan Railway	55	247,713
Yahoo! Japan	474	146,642
Yakult Honsha	3,400	80,310
Yamada Denki	2,900	288,811
Yamaha	5,600	121,157
Yamaha Motor	6,400	179,388
Yamato Holdings	13,400	198,800
Yamazaki Baking	3,000	23,909
Yaskawa Electric	7,000	85,246

Yokogawa Electric	7,400	99,977
Zeon	5,000	52,856
		99,207,059

Luxembourg--.0%

Oriflame Cosmetics	1,562	**79,762**

Netherlands--4.0%

ABN AMRO Holding	61,649	2,959,054
Aegon	49,786	903,904
Akzo Nobel	9,278	764,100
Arcelor Mittal	30,861	1,889,955
ASML Holding	15,558 a	456,697
Corio	1,285	92,150
Corporate Express	5,561	75,444
European Aeronautic Defence and Space	11,222	340,148
Fugro	2,039	135,826
Hagemeyer	18,394	96,854
Heineken	8,393	532,532
ING Groep	63,691	2,695,390
Koninklijke Ahold	53,901 a	683,441
Koninklijke DSM	4,733	244,953
Koninklijke Philips Electronics	38,450	1,550,377
OCE	2,320	53,735
Qiagen	5,344 a	92,614
Randstad Holdings	1,833	118,786
Reed Elsevier	24,377	447,250
Royal KPN	65,712	1,014,959
Royal Numico	5,516	400,419
SBM Offshore	4,619	190,875
STMicroelectronics	23,403	401,010
TNT	14,495	620,047
Unilever	58,333	1,761,009
Vedior	5,819	150,576
Wereldhave	751	95,098
Wolters Kluwer	9,440	275,143
		19,042,346

New Zealand--.1%

Auckland International Airport	28,102	71,664
Contact Energy	8,448	59,834
Fisher & Paykel Appliances Holdings	7,958	21,595
Fisher & Paykel Healthcare	14,548	37,681
Fletcher Building	15,773	149,646
Kiwi Income Property Trust (Units)	22,811	26,477
Sky City Entertainment Group	12,291	45,953
Sky Network Television	4,754	20,139
Telecom of New Zealand	64,771	225,820
Vector	3,522	7,088
		665,897

Norway--1.0%

Acergy	6,146	163,688
Aker Kvaerner	5,745	146,273
DNB NOR	24,023	318,908
DNO	21,040 a	39,297
Frontline	1,985	91,586
Marine Harvest	76,864 a	95,919
Norsk Hydro	24,129	927,770
Norske Skogindustrier	5,956	83,637
NYA	21,582	634,378
Ocean RIG	5,000 a	34,973
Orkla	28,521	542,147
Petroleum Geo-Services	5,719	136,095
Prosafe Se	7,268	112,993

Renewable Energy	6,000 a	234,121
Schibsted	1,430	62,729
SeaDrill	7,680 a	154,691
Stolt-Nielsen	950	32,527
Storebrand	8,940	135,457
Tandberg	4,665	105,436
Telenor	28,745	525,369
TGS-NOPEC Geophysical	3,654 a	70,965
Tomra Systems	6,385	49,974
Yara International	7,280	195,838
		4,894,771
Portugal--.4%		
Banco BPI	9,520	87,828
Banco Comercial Portugues, Cl. R	74,403	379,051
Banco Espirito Santo	7,844	183,621
Brisa-Auto Estradas de Portugal	9,992	136,031
Cimpor-Cimentos de Portugal	7,964	78,678
Energias de Portugal	67,507	384,330
Jeronimo Martins	9,970	59,462
Portugal Telecom	26,507	372,625
PT Multimedia Servicos	4,026	64,927
Sonae	27,207	79,034
Sonae Industria	2,150 a	30,442
		1,856,029
Singapore--1.1%		
Allgreen Properties	26,000	30,611
Ascendas Real Estate Investment Trust	38,700	69,114
Capitacommercial Trust	38,000	66,612
CapitaLand	53,000	258,248
CapitaMall Trust	36,000	89,202
Chartered Semiconductor Manufacturing	24,000 a	17,590
City Developments	16,000	157,689
ComfortDelgro	64,700	86,943
Cosco Singapore	22,000	73,259
DBS Group Holdings	38,059	570,968
Fraser & Neave	26,150	88,941
Haw Par	1,658	8,691
Jardine Cycle & Carriage	4,422	46,662
Keppel Corp	37,000	322,619
Keppel Land	10,000	54,407
Neptune Orient Lines	14,000	50,759
Noble Group	29,000	32,010
Olam International	23,000	45,039
Oversea-Chinese Banking	85,942	509,155
Parkway Holdings	27,000	68,128
SembCorp Industries	31,254	116,879
SembCorp Marine	15,000	55,497
Singapore Airlines	19,000	239,632
Singapore Exchange	25,000	159,281
Singapore Land	5,000	34,061
Singapore Petroleum	3,000	12,778
Singapore Post	31,000	25,315
Singapore Press Holdings	47,075	138,493
Singapore Technologies Engineering	41,000	98,594
Singapore Telecommunications	271,951	619,156
SMRT	28,000	32,725
Suntec Real Estate Investment Trust	43,000	53,840
United Overseas Bank	42,112	615,920
UOL Group	15,111	53,010
Venture	7,000	69,525
Want Want Holdings	14,000	32,303

Wing Tai Holdings	16,000	38,899
		5,042,555
Spain--4.0%		
Abertis Infraestructuras	7,754	227,246
Acciona	976	249,594
Acerinox	5,729	149,689
ACS-Actividades de Construccion y Servicios	7,467	443,304
Altadis	8,760	576,563
Antena 3 de Television	2,288	43,529
Banco Bilbao Vizcaya Argentaria	120,696	2,950,610
Banco Popular Espanol	28,822	515,002
Banco Santander Central Hispano	212,438	3,984,633
Cintra Concesiones de Infraestructuras de Transporte	6,164	93,550
Ebro Puleva	2,437	53,999
Endesa	22,436	1,210,803
Fomento de Construcciones y Contratas	1,442	129,384
Gamesa Corp Tecnologica	6,097	245,907
Gas Natural SDG	5,772	329,649
Gestevision Telecinco	3,517	95,599
Grupo Ferrovial	1,979	176,650
Iberdrola	30,831	1,711,917
Iberia Lineas Aereas de Espana	15,888	74,887
Inditex	7,286	436,987
Indra Sistemas	3,965	103,175
Mapfre	18,874	87,436
Promotora de Informaciones	2,270	49,698
Repsol YPF	26,737	1,007,781
Sacyr Vallehermoso	3,126	142,056
Sociedad General de Aguas de Barcelona, Cl. A	1,687	61,353
Sogecable	1,750 a	67,761
Telefonica	151,534	3,539,501
Union Fenosa	4,113	224,223
Zardoya Otis	1,414	43,427
Zardoya Otis Rights	1,414 a	5,478
Zeltia	4,464	50,204
		19,081,595
Sweden--2.5%		
Alfa Laval	3,001	188,853
Assa Abloy, Cl. B	10,182	220,585
Atlas Copco, Cl. A	22,446	385,666
Atlas Copco, Cl. B	13,088	209,903
Axfood	920	31,824
Billerud	1,600	24,324
Boliden	9,867	227,908
Castellum	4,400	53,441
D Carnegie	3,042	59,253
Electrolux, Ser. B	8,491	214,525
Elekta, Cl. B	2,800	46,316
Eniro	6,949	85,337
Fabege	5,246	55,231
Getinge, Cl. B	5,400	119,262
Hennes & Mauritz, Cl. B	16,186	936,401
Hoganas, Cl. B	800	22,934
Holmen, Cl. B	1,632	68,691
Husqvarna, Cl. B	8,720	121,514
Kungsleden	3,880	49,537
Lundin Petroleum	8,981 a	95,477
Modern Times Group, Cl. B	1,823	111,889
Nobia AB	5,130	61,290
Nordea Bank	70,707	1,136,281
OMX	2,650	81,710

Sandvik	33,461	673,451
SAS	2,050 a	48,740
Scania, Cl. B	13,008	307,947
Securitas Direct, Cl. B	8,604 a	23,385
Securitas Systems, Cl. B	8,604	30,265
Securitas, Cl. B	10,298	157,583
Skandinaviska Enskilda Banken, Cl. A	15,447	526,976
Skanska, Cl. B	12,125	259,903
SKF, Cl. B	13,073	275,431
Ssab Svenskt Stal, Ser. A	5,015	179,307
Ssab Svenskt Stal, Ser. B	2,100	71,058
Svenska Cellulosa, Cl. B	18,066	319,587
Svenska Handelsbanken, Cl. A	16,979	485,742
Swedish Match	9,138	178,836
Tele2, Cl. B	9,915	173,195
Telefonaktiebolaget LM Ericsson, Cl. B	504,094	1,888,655
TeliaSonera	76,811	581,861
Trelleborg, Cl. B	2,370	59,813
Volvo, Cl. A	15,969	294,119
Volvo, Cl. B	36,071	656,269
Wihlborgs Fastigheter	1,068	18,009
		11,818,284
Switzerland--6.3%		
ABB	70,721	1,697,426
Adecco	4,539	314,049
Ciba Specialty Chemicals	2,335	140,779
Clariant	7,547 a	116,326
Compagnie Financiere Richemont, Cl. A	17,788	1,113,238
Credit Suisse Group	36,913	2,406,220
Geberit	1,340	219,735
Givaudan	225	210,449
Holcim	6,650	704,603
Kudelski	991	33,449
Kuehne & Nagel International	1,711	166,841
Kuoni Reisen Holding	115	67,672
Logitech International	5,440 a	146,202
Lonza Group	1,483	140,092
Nestle	13,608	5,191,864
Nobel Biocare Holding	761	228,826
Novartis	78,780	4,250,009
OC Oerlikon	203 a	90,576
PSP Swiss Property	1,591 a	83,898
Rieter Holding	140	73,784
Roche Holding	23,862	4,220,120
Schindler Holding	1,768	111,736
SGS	153	184,683
Sonova Holding	1,439	138,237
Straumann Holding	254	70,485
Sulzer	121	159,858
Swatch Group	1,511	87,872
Swatch Group	1,042	312,883
Swiss Life Holding	1,164 a	286,646
Swiss Reinsurance	12,118	1,034,006
Swisscom	741	251,354
Syngenta	3,455	651,366
Synthes	1,939	225,285
UBS	67,923	3,763,097
Zurich Financial Services	4,922	1,429,846
		30,323,512
United Kingdom--21.9%		
3I Group	12,691	278,010

Aegis Group	29,253	74,412
Aggreko	9,543	103,733
Amec	11,745	149,677
Amvescap	27,201	342,259
Anglo American	45,945	2,519,338
ARM Holdings	45,028	133,738
Arriva	6,689	106,436
AstraZeneca	51,877	2,686,742
Aviva	87,388	1,211,316
BAE Systems	114,934	972,915
Balfour Beatty	15,102	129,780
Barclays	222,196	3,028,113
Barratt Developments	9,971	185,531
BBA Aviation	14,166	69,345
Bellway	3,418	85,229
Berkeley Group Holdings	2,791 a	91,647
BG Group	115,983	1,894,418
BHP Billiton	80,764	2,381,634
Biffa	9,792	48,965
Bovis Homes Group	4,104	64,362
BP	657,257	7,634,181
British Airways	17,860 a	141,894
British American Tobacco	52,621	1,699,773
British Energy Group	35,265	355,977
British Land	17,295	430,729
British Sky Broadcasting	39,027	524,326
Brixton	8,939	67,486
BT Group	281,963	1,795,715
Bunzl	11,539	151,336
Burberry Group	14,478	184,702
Cable & Wireless	100,100	343,474
Cadbury Schweppes	71,486	889,730
Capita Group	21,269	309,968
Carnival	5,509	240,405
Carphone Warehouse Group	12,921	91,808
Cattles	12,255	91,459
Centrica	124,906	902,451
Charter	5,799 a	135,365
Close Brothers Group	4,855	78,637
Cobham	39,096	151,004
Compass Group	66,827	442,437
Cookson Group	7,232	100,617
CSR	4,563 a	65,997
Daily Mail & General Trust, Cl. A	9,411	136,136
Davis Service Group	5,968	70,582
De La Rue	4,359	65,395
Diageo	91,714	1,869,264
DSG International	57,545	181,100
Electrocomponents	15,554	78,010
EMAP	7,632	130,084
EMI Group	26,556	135,638
Enterprise Inns	20,106	274,416
Experian Group	34,115	391,333
First Choice Holidays	15,603	96,114
Firstgroup	14,917	189,672
FKI	21,364	47,449
Friends Provident	61,676	227,645
G4S	35,244	153,354
Galiform	17,330 a	45,293
GKN	22,911	177,075
GlaxoSmithKline	195,313	4,980,212

Great Portland Estates	5,174	67,374
Hammerson	9,166	220,444
Hanson	24,386	538,004
Hays	50,437	162,602
HBOS	127,983	2,508,335
Home Retail Group	28,545	235,918
HSBC Holdings	393,321	7,306,558
ICAP	18,034	173,407
IMI	10,594	124,783
Imperial Chemical Industries	39,882	503,666
Imperial Tobacco Group	23,090	1,014,191
Inchcape	14,453	129,400
Intercontinental Hotels Group	9,517	216,539
International Power	51,184	425,472
Intertek Group	5,315	105,195
Invensys	25,145 a	189,434
Investec	11,146	137,729
ITV	180,100	371,193
J Sainsbury	53,120	611,274
Johnson Matthey	7,573	258,464
Kelda Group	9,402	159,866
Kesa Electricals	18,689	121,342
Kingfisher	80,354	346,810
Ladbrokes	21,879	180,320
Land Securities Group	15,567	528,348
Legal & General Group	216,614	614,387
Liberty International	9,266	192,879
Lloyds TSB Group	191,715	2,151,270
LogicaCMG	50,152	155,638
London Stock Exchange Group	5,370	145,017
Man Group	59,577	671,956
Marks & Spencer Group	57,994	736,781
Meggitt	23,721	146,610
Michael Page International	11,674	127,786
Misys	15,287	73,613
Mitchells & Butlers	20,100	313,831
Mondi	12,622	110,742
National Express Group	4,590	105,401
National Grid	92,215	1,306,144
Next	7,621	280,592
Old Mutual	173,181	566,764
PartyGaming	25,846 a	14,829
Pearson	26,892	431,398
Persimmon	9,154	214,680
Premier Farnell	12,140	45,971
Prudential	83,250	1,138,332
Punch Taverns	8,663	200,915
Rank Group	11,389	38,247
Reckitt Benckiser	20,776	1,112,844
Reed Elsevier	41,979	516,234
Rentokil Initial	61,916	194,276
Resolution	22,052	294,160
Reuters Group	43,036	538,394
Rexam	22,254	226,169
Rio Tinto	34,401	2,483,902
Rolls-Royce Group	59,619 a	609,850
Royal Bank of Scotland Group	321,260	3,845,623
Royal Dutch Shell, Cl. A	125,019	4,867,637
Royal Dutch Shell, Cl. B	93,730	3,707,326
SABMiller	30,762	792,043
Sage Group	42,253	195,829

Schroders	3,970	99,277
Scottish & Newcastle	27,531	330,534
Scottish & Southern Energy	29,405	855,579
Segro	15,114	162,542
Serco Group	16,472	145,341
Severn Trent	7,929	206,189
Signet Group	59,717	117,723
Smith & Nephew	32,384	383,065
Smiths Group	13,180	279,404
SSL International	6,600	61,948
Stagecoach Group	19,498	79,031
Standard Life	72,142	449,601
Tate & Lyle	16,737	192,978
Taylor Wimpey	37,101	245,282
Tesco	270,092	2,209,352
Thomas Cook Group	9,069 [a]	56,945
Tomkins	27,946	129,990
Travis Perkins	3,827	144,896
Trinity Mirror	9,063	92,232
Tullet Prebon	6,581	53,724
Unilever	44,602	1,384,455
United Business Media	8,315	127,013
United Utilities	29,310	396,442
Vodafone Group	1,793,937	5,441,437
Whitbread	6,388	210,981
William Hill	10,714	129,884
Wolseley	22,279	484,814
WPP Group	39,103	560,517
Xstrata	20,964	1,332,417
Yell Group	27,362	254,736
		105,058,910
Total Common Stocks		
(cost $326,905,801)		**458,868,200**

Preferred Stocks--.3%	Shares	Value ($)
Germany--.3%		
Henkel	5,736	309,688
Porsche	300	541,693
ProSieben Sat.1 Media	2,639	95,382
RWE	1,279	121,825
Volkswagen	3,618	406,876
		1,475,464
Italy--.0%		
Unipol	31,396	**100,191**
Total Preferred Stocks		
(cost $840,205)		**1,575,655**

Short-Term Investments--.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
4.76%, 9/20/07		
(cost $923,911)	930,000 [c]	**923,834**

Other Investment--2.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $13,030,000)	13,030,000 [d]	**13,030,000**

Total Investments (cost $341,699,917)	**99.2%**	**474,397,689**
Cash and Receivables (Net)	**.8%**	**3,680,711**

Net Assets			100.0%		478,078,400

a   Non-income producing security.

b   The value of this security has been determined in good faith under the direction of the Board of Directors.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 7/31/2007 ($)
Financial Futures Long				
DJ Euro Stoxx 50	118	6,990,772	September 2007	(253,548)
FTSE 100	43	5,551,571	September 2007	(250,372)
TOPIX	34	4,873,052	September 2007	(179,790)
				(683,710)

Dreyfus S&P 500 Index Fund
July 31, 2007 (Unaudited)

Common Stocks--99.4%	Shares	Value ($)
Consumer Discretionary--9.8%		
Abercrombie & Fitch, Cl. A	24,600	1,719,540
Amazon.com	86,800 a	6,817,272
Apollo Group, Cl. A	39,100 a,b	2,311,201
AutoNation	42,200 a,b	822,056
AutoZone	13,300 a,b	1,686,573
Bed Bath & Beyond	76,400 a	2,646,496
Best Buy	113,025 b	5,039,784
Big Lots	30,600 a,b	791,316
Black & Decker	18,400	1,592,888
Brunswick	25,200	704,592
Carnival	123,500	5,472,285
CBS, Cl. B	204,512	6,487,121
Centex	33,300 b	1,242,423
Circuit City Stores	38,600	459,340
Clear Channel Communications	138,500	5,110,650
Coach	103,600 a	4,709,656
Comcast, Cl. A	868,627 a	22,818,834
D.R. Horton	76,300 b	1,245,216
Darden Restaurants	39,450	1,679,387
Dillard's, Cl. A	17,000	508,130
DIRECTV Group	215,200 a,b	4,822,632
Dow Jones & Co.	18,200 b	1,044,316
E.W. Scripps, Cl. A	23,300 b	954,601
Eastman Kodak	80,300 b	2,027,575
Family Dollar Stores	42,100 b	1,247,002
Ford Motor	524,792 b	4,465,980
Fortune Brands	42,600	3,463,380
Gannett	65,500	3,268,450
Gap	148,025	2,546,030
General Motors	157,900 b	5,115,960
Genuine Parts	47,600	2,264,808
Goodyear Tire & Rubber	57,600 a,b	1,654,272
H & R Block	90,100 b	1,797,495
Harley-Davidson	71,900	4,121,308
Harman International Industries	18,200	2,111,200
Harrah's Entertainment	52,100	4,412,349
Hasbro	44,500	1,246,890
Hilton Hotels	108,800	4,810,048
Home Depot	551,003	20,480,782
IAC/InterActiveCorp	61,000 a,b	1,753,140
International Game Technology	92,800	3,277,696
Interpublic Group of Cos.	130,900 a,b	1,373,141
J.C. Penney	62,800	4,272,912
Johnson Controls	55,100 b	6,234,565
Jones Apparel Group	30,400	758,784
KB Home	21,400	680,734
Kohl's	90,000 a	5,472,000
Leggett & Platt	49,400	1,024,062
Lennar, Cl. A	38,900	1,192,674
Limited Brands	95,500 b	2,306,325
Liz Claiborne	29,200 b	1,026,088
Lowe's Cos.	420,100 b	11,767,001
Macy's	128,300	4,627,781
Marriott International, Cl. A	91,700	3,810,135

Mattel	109,800	2,515,518
McDonald's	333,200	15,950,284
McGraw-Hill Cos.	95,800	5,795,900
Meredith	10,900 b	615,741
New York Times, Cl. A	40,200 b	918,972
Newell Rubbermaid	77,862	2,059,450
News, Cl. A	650,100	13,730,112
NIKE, Cl. B	105,800 b	5,972,410
Nordstrom	62,600	2,978,508
Office Depot	77,200 a	1,926,912
OfficeMax	21,000 b	690,480
Omnicom Group	92,400	4,792,788
Polo Ralph Lauren	17,100 b	1,527,885
Pulte Homes	59,300 b	1,146,862
RadioShack	37,800 b	949,914
Sears Holdings	22,962 a,b	3,140,972
Sherwin-Williams	30,600	2,132,514
Snap-On	16,200	847,746
Stanley Works	23,313	1,289,908
Staples	199,675	4,596,519
Starbucks	206,800 a	5,517,424
Starwood Hotels & Resorts Worldwide	60,000	3,777,600
Target	237,700	14,397,489
Tiffany & Co.	38,200 b	1,843,150
Time Warner	1,056,550 b	20,349,153
TJX Cos.	127,000	3,524,250
Tribune	23,560	658,738
VF	24,900	2,136,171
Viacom, Cl. B	192,312 a	7,365,550
Walt Disney	553,100	18,252,300
Wendy's International	24,400	854,732
Whirlpool	22,046	2,251,117
Wyndham Worldwide	50,854	1,711,237
Yum! Brands	146,240	4,685,530
		356,200,712
Consumer Staples--9.3%		
Altria Group	587,000	39,017,890
Anheuser-Busch Cos.	212,100	10,344,117
Archer-Daniels-Midland	182,160	6,120,576
Avon Products	122,472	4,410,216
Brown-Forman, Cl. B	22,000 b	1,461,680
Campbell Soup	60,600	2,231,898
Clorox	42,400	2,563,504
Coca-Cola	560,900	29,228,499
Coca-Cola Enterprises	77,900	1,765,214
Colgate-Palmolive	142,800	9,424,800
ConAgra Foods	139,000	3,523,650
Constellation Brands, Cl. A	53,900 a,b	1,182,027
Costco Wholesale	124,700 b	7,457,060
CVS	430,774	15,158,937
Dean Foods	36,300 b	1,044,351
Estee Lauder Cos., Cl. A	32,900	1,481,158
General Mills	96,700	5,378,454
H.J. Heinz	90,700	3,969,032
Hershey	47,800	2,203,580
Kellogg	69,900	3,621,519
Kimberly-Clark	127,300	8,563,471
Kraft Foods, Cl. A	447,683	14,661,618
Kroger	197,600	5,129,696
McCormick & Co.	36,300	1,240,008

Molson Coors Brewing, Cl. B	13,200 b	1,174,008
Pepsi Bottling Group	36,700 b	1,227,982
PepsiCo	454,700	29,837,414
Procter & Gamble	878,865	54,366,589
Reynolds American	47,800 b	2,923,926
Safeway	123,300	3,929,571
Sara Lee	205,000	3,249,250
SUPERVALU	58,014	2,417,443
SYSCO	172,500	5,499,300
Tyson Foods, Cl. A	70,600	1,503,780
UST	44,700 b	2,393,685
Wal-Mart Stores	676,600	31,089,770
Walgreen	279,300	12,339,474
Whole Foods Market	39,500 b	1,463,080
Wm. Wrigley Jr.	60,200	3,472,336
		338,070,563
Energy--11.1%		
Anadarko Petroleum	129,464	6,515,923
Apache	92,450	7,473,658
Baker Hughes	89,390	7,066,280
BJ Services	81,900	2,141,685
Chesapeake Energy	114,300 b	3,890,772
Chevron	599,926	51,149,691
ConocoPhillips	456,180	36,877,591
Consol Energy	50,800	2,115,820
Devon Energy	124,200	9,266,562
El Paso	195,475	3,254,659
ENSCO International	41,600 b	2,540,512
EOG Resources	68,300	4,787,830
Exxon Mobil	1,572,276	133,847,856
Halliburton	255,100	9,188,702
Hess	76,200	4,663,440
Marathon Oil	191,550	10,573,560
Murphy Oil	52,500	3,257,100
Nabors Industries	78,600 a	2,298,264
National Oilwell Varco	49,600 a	5,957,456
Noble	37,400	3,832,004
Occidental Petroleum	232,700 b	13,198,744
Peabody Energy	74,000 b	3,127,240
Rowan Cos.	30,900 b	1,303,671
Schlumberger	329,000	31,162,880
Smith International	56,000	3,438,960
Spectra Energy	176,386	4,492,551
Sunoco	33,900	2,261,808
Transocean	80,400 a	8,638,980
Valero Energy	153,200	10,265,932
Weatherford International	94,100 a	5,206,553
Williams Cos.	167,100	5,388,975
XTO Energy	107,000	5,834,710
		405,020,369
Financial--20.0%		
ACE	90,900	5,246,748
Aflac	136,500	7,114,380
Allstate	169,500	9,008,925
Ambac Financial Group	28,450	1,910,417
American Capital Strategies	49,300	1,871,921
American Express	331,800	19,423,572
American International Group	724,079	46,471,390
Ameriprise Financial	65,660	3,957,328
AON	81,975	3,282,279
Apartment Investment & Management,		

Cl. A	27,100 b	1,144,975
Archstone-Smith Trust	62,200	3,570,902
Assurant	27,700	1,404,944
AvalonBay Communities	22,200	2,396,934
Bank of America	1,238,614	58,735,075
Bank of New York Mellon	315,257	13,414,185
BB & T	151,400	5,665,388
Bear Stearns Cos.	33,272	4,033,231
Boston Properties	33,200	3,137,068
Capital One Financial	115,300	8,158,628
CB Richard Ellis Group, Cl. A	52,300 a	1,826,316
Charles Schwab	282,400	5,684,712
Chubb	112,100	5,650,961
Cincinnati Financial	47,885	1,877,092
CIT Group	53,500	2,203,130
Citigroup	1,380,617	64,295,334
CME Group	15,400	8,508,500
Comerica	43,500 b	2,290,710
Commerce Bancorp/NJ	53,400 b	1,786,230
Compass Bancshares	36,800	2,549,504
Countrywide Financial	165,600	4,664,952
Developers Diversified Realty	34,900	1,675,200
Discover Financial Services	147,080 a	3,390,194
E*TRADE FINANCIAL	119,100 a	2,205,732
Equity Residential	81,200 b	3,232,572
Fannie Mae	271,600	16,252,544
Federated Investors, Cl. B	24,700	889,447
Fifth Third Bancorp	153,567	5,665,087
First Horizon National	35,100 b	1,113,372
Franklin Resources	46,000 b	5,859,020
Freddie Mac	184,600	10,572,042
General Growth Properties	68,400 b	3,281,832
Genworth Financial, Cl. A	116,800	3,564,736
Goldman Sachs Group	114,000	21,470,760
Hartford Financial Services Group	88,400	8,121,308
Host Hotels & Resorts	145,700 b	3,077,184
Hudson City Bancorp	135,200	1,652,144
Huntington Bancshares/OH	101,874	1,955,981
Janus Capital Group	51,700 b	1,554,102
JPMorgan Chase & Co.	953,441	41,960,938
KeyCorp	109,500	3,798,555
Kimco Realty	63,300	2,362,989
Legg Mason	36,700	3,303,000
Lehman Brothers Holdings	148,700	9,219,400
Lincoln National	75,600	4,560,192
Loews	124,400	5,896,560
M & T Bank	21,100 b	2,242,719
Marsh & McLennan Cos.	155,000	4,270,250
Marshall & Ilsley	72,300	2,979,483
MBIA	36,500 b	2,047,650
Merrill Lynch & Co.	243,100	18,038,020
MetLife	207,000	12,465,540
MGIC Investment	23,200 b	896,912
Moody's	64,200 b	3,453,960
Morgan Stanley	294,160 b	18,787,999
National City	160,700 b	4,722,973
Northern Trust	52,700	3,291,642
Plum Creek Timber	49,300	1,915,798
PNC Financial Services Group	96,300	6,418,395
Principal Financial Group	74,700	4,212,333
Progressive	205,500 b	4,311,390

ProLogis	71,600		4,074,040
Prudential Financial	130,500		11,566,215
Public Storage	34,300	b	2,404,087
Regions Financial	196,733	b	5,915,761
Safeco	29,600		1,730,712
Simon Property Group	62,400		5,399,472
SLM	114,800		5,644,716
Sovereign Bancorp	100,830	b	1,929,886
State Street	110,700		7,420,221
SunTrust Banks	99,500		7,790,850
Synovus Financial	91,250		2,551,350
T. Rowe Price Group	74,100		3,862,833
Torchmark	26,700		1,643,118
Travelers Cos.	185,312		9,410,143
U.S. Bancorp	485,253	b	14,533,327
Unum Group	95,695		2,325,389
Vornado Realty Trust	36,500	b	3,906,595
Wachovia	534,081		25,213,964
Washington Mutual	248,174		9,313,970
Wells Fargo & Co.	932,200		31,480,394
XL Capital, Cl. A	51,900		4,040,934
Zions Bancorporation	30,700		2,288,685
			722,422,348
Health Care--11.5%			
Abbott Laboratories	429,900		21,791,631
Aetna	144,116		6,927,656
Allergan	85,800		4,987,554
AmerisourceBergen	53,300		2,510,963
Amgen	323,712	a	17,396,282
Applera - Applied Biosystems Group	51,200		1,598,464
Barr Pharmaceuticals	30,600	a	1,567,332
Bausch & Lomb	15,200		971,736
Baxter International	181,800		9,562,680
Becton, Dickinson & Co.	68,400		5,223,024
Biogen Idec	79,785	a,b	4,511,044
Boston Scientific	331,210	a	4,355,411
Bristol-Myers Squibb	549,300		15,605,613
C.R. Bard	28,800		2,259,936
Cardinal Health	107,325		7,054,472
Celgene	106,000	a,b	6,419,360
CIGNA	80,300		4,146,692
Coventry Health Care	43,600	a	2,433,316
Covidien	138,342	a	5,665,105
Eli Lilly & Co.	275,400		14,896,386
Express Scripts	76,000	a	3,809,880
Forest Laboratories	88,700	a	3,565,740
Genzyme	73,400	a	4,629,338
Gilead Sciences	260,600	a	9,702,138
Hospira	43,470	a	1,680,985
Humana	46,900	a	3,005,821
IMS Health	54,800		1,541,524
Johnson & Johnson	808,418		48,909,289
King Pharmaceuticals	67,966	a,b	1,156,102
Laboratory Corp. of America Holdings	32,800	a	2,422,280
Manor Care	20,400		1,292,340
McKesson	82,477		4,763,872
Medco Health Solutions	78,191	a	6,354,583
Medtronic	321,400		16,285,338
Merck & Co.	604,900		30,033,285
Millipore	15,100	a,b	1,187,011

Mylan Laboratories	69,300		1,110,879
Patterson Cos.	38,800	a	1,391,756
PerkinElmer	33,400		929,522
Pfizer	1,958,909		46,053,951
Quest Diagnostics	44,100		2,446,227
Schering-Plough	415,700		11,864,078
St. Jude Medical	94,400	a,b	4,072,416
Stryker	83,400	b	5,206,662
Tenet Healthcare	132,050	a,b	684,019
Thermo Fisher Scientific	117,800	a	6,150,338
UnitedHealth Group	374,000		18,112,820
Varian Medical Systems	35,600	a	1,452,480
Waters	28,200	a	1,642,932
Watson Pharmaceuticals	28,600	a	870,012
WellPoint	171,300	a	12,868,056
Wyeth	375,500		18,219,260
Zimmer Holdings	66,120	a	5,141,491
			418,441,082
Industrial--11.5%			
3M	201,000		17,872,920
Allied Waste Industries	71,300	a,b	917,631
American Standard Cos.	49,100		2,653,855
Avery Dennison	25,600		1,570,304
Boeing	219,798		22,733,707
Burlington Northern Santa Fe	99,400		8,164,716
C.H. Robinson Worldwide	47,800		2,325,470
Caterpillar	178,700		14,081,560
Cintas	37,600	b	1,374,656
Cooper Industries, Cl. A	51,100		2,704,212
CSX	122,000		5,784,020
Cummins	29,100	b	3,454,170
Danaher	66,500	b	4,966,220
Deere & Co.	62,800		7,562,376
Dover	57,100		2,912,100
Eaton	40,900		3,974,662
Emerson Electric	222,000		10,449,540
Equifax	40,600		1,642,676
FedEx	85,920		9,514,781
Fluor	24,600		2,841,546
General Dynamics	113,000		8,877,280
General Electric	2,871,600		111,303,216
Goodrich	34,900		2,195,559
Honeywell International	217,625		12,515,614
Illinois Tool Works	115,000		6,330,750
Ingersoll-Rand, Cl. A	84,200		4,236,944
ITT Industries	50,700		3,188,016
L-3 Communications Holdings	34,900		3,404,844
Lockheed Martin	99,100		9,759,368
Masco	105,400	b	2,867,934
Monster Worldwide	36,400	a	1,415,596
Norfolk Southern	109,800		5,905,044
Northrop Grumman	96,290		7,327,669
Paccar	69,274		5,667,999
Pall	34,200		1,419,984
Parker Hannifin	32,350		3,192,298
Pitney Bowes	61,300		2,825,930
Precision Castparts	38,400		5,263,104
R.R. Donnelley & Sons	61,400		2,594,764
Raytheon	123,900		6,859,104
Robert Half International	46,400		1,577,136
Rockwell Automation	44,000	b	3,079,560

Rockwell Collins	46,700	3,208,290
Ryder System	17,100	929,727
Southwest Airlines	217,918 b	3,412,596
Terex	28,800 a	2,484,000
Textron	35,000	3,951,150
Tyco International	138,342	6,542,193
Union Pacific	75,600	9,006,984
United Parcel Service, Cl. B	295,600	22,382,832
United Technologies	277,600	20,256,472
W.W. Grainger	19,800	1,729,728
Waste Management	144,400	5,491,532
		418,704,339

Information Technology--15.9%

Adobe Systems	164,100 a	6,611,589
Advanced Micro Devices	153,600 a,b	2,079,744
Affiliated Computer Services, Cl. A	27,700 a	1,486,382
Agilent Technologies	110,516 a	4,216,185
Akamai Technologies	46,000 a	1,562,160
Altera	99,100 b	2,299,120
Analog Devices	91,300	3,236,585
Apple	241,400 a	31,806,864
Applied Materials	385,700 b	8,500,828
Autodesk	64,500 a	2,732,865
Automatic Data Processing	154,400	7,167,248
Avaya	125,580 a	2,077,093
BMC Software	56,900 a	1,634,168
Broadcom, Cl. A	129,850 a	4,260,379
CA	114,829	2,879,911
Ciena	23,799 a	869,377
Cisco Systems	1,694,600 a	48,990,886
Citrix Systems	50,400 a	1,822,968
Cognizant Technology Solutions, Cl. A	40,100 a	3,247,298
Computer Sciences	48,300 a	2,689,344
Compuware	84,100 a	784,653
Convergys	38,200 a	727,710
Corning	439,000	10,465,760
Dell	634,000 a	17,732,980
eBay	316,000 a	10,238,400
Electronic Arts	86,500 a	4,207,360
Electronic Data Systems	142,000	3,832,580
EMC/Massachusetts	585,700 a	10,841,307
Fidelity National Information Services	45,700	2,268,091
First Data	210,546	6,693,257
Fiserv	46,950 a	2,320,269
Google, Cl. A	60,900 a	31,059,000
Hewlett-Packard	730,966 b	33,646,365
Intel	1,621,600	38,302,192
International Business Machines	381,300 b	42,190,845
Intuit	95,600 a	2,737,984
Jabil Circuit	50,000 b	1,126,500
JDS Uniphase	58,900 a,b	844,037
Juniper Networks	158,100 a,b	4,736,676
KLA-Tencor	53,500	3,038,265
Lexmark International, Cl. A	26,400 a	1,043,856
Linear Technology	70,800 b	2,524,020
LSI	215,000 a,b	1,548,000
Maxim Integrated Products	89,500	2,837,150
MEMC Electronic Materials	62,600 a	3,838,632

Micron Technology	211,100 a,b	2,505,757
Microsoft	2,349,800	68,120,702
Molex	39,600	1,122,264
Motorola	645,995	10,975,455
National Semiconductor	77,900	2,024,621
NCR	50,200 a	2,621,444
Network Appliance	103,600 a,b	2,936,024
Novell	97,200 a,b	652,212
Novellus Systems	35,300 a,b	1,006,756
NVIDIA	101,300 a,b	4,635,488
Oracle	1,104,900 a,b	21,125,688
Paychex	94,875	3,925,928
QLogic	44,400 a,b	590,076
QUALCOMM	465,200	19,375,580
SanDisk	63,700 a,b	3,416,231
Solectron	252,300 a	948,648
Sun Microsystems	996,500 a	5,082,150
Symantec	251,439 a	4,827,629
Tektronix	22,800 b	748,980
Tellabs	122,200 a	1,386,970
Teradyne	53,000 a	831,570
Texas Instruments	400,200	14,083,038
Tyco Electronics	138,342 a	4,955,410
Unisys	97,100 a	785,539
VeriSign	68,400 a	2,030,796
Western Union	215,646	4,302,138
Xerox	261,600 a	4,567,536
Xilinx	83,100 b	2,077,500
Yahoo!	337,600 a	7,849,200
		579,268,213
Materials--3.1%		
Air Products & Chemicals	60,500	5,225,385
Alcoa	242,648	9,269,153
Allegheny Technologies	28,477	2,988,091
Ashland	15,600	952,536
Ball	28,500 b	1,461,195
Bemis	29,200	860,524
Dow Chemical	266,063	11,568,419
E.I. du Pont de Nemours & Co.	257,812	12,047,555
Eastman Chemical	23,500	1,617,270
Ecolab	48,900	2,059,179
Freeport-McMoRan Copper & Gold	104,821 b	9,851,078
Hercules	32,500 b	674,700
International Flavors & Fragrances	21,700	1,087,387
International Paper	121,553	4,505,970
MeadWestvaco	51,511	1,676,168
Monsanto	151,728	9,778,870
Newmont Mining	125,925	5,257,369
Nucor	84,200	4,226,840
Pactiv	36,400 a,b	1,150,604
PPG Industries	45,800 b	3,493,166
Praxair	89,000	6,819,180
Rohm & Haas	39,715	2,244,692
Sealed Air	45,064	1,227,994
Sigma-Aldrich	36,700 b	1,663,244
Temple-Inland	29,500	1,714,835
United States Steel	33,000	3,243,570
Vulcan Materials	26,600 b	2,546,152
Weyerhaeuser	60,300	4,295,772
		113,506,898
Telecommunication Services--3.7%		

Alltel	96,400 b	6,357,580
AT & T	1,720,885	67,389,857
CenturyTel	30,600 b	1,403,622
Citizens Communications	95,600	1,379,508
Embarq	42,142	2,603,954
Qwest Communications International	433,600 a,b	3,698,608
Sprint Nextel	807,645	16,580,952
Verizon Communications	810,356	34,537,373
Windstream	133,023 b	1,830,396
		135,781,850
Utilities--3.5%		
AES	186,300 a,b	3,660,795
Allegheny Energy	46,300 a	2,418,249
Ameren	57,600 b	2,763,648
American Electric Power	111,260	4,838,697
CenterPoint Energy	89,566 b	1,476,048
CMS Energy	62,700 b	1,013,232
Consolidated Edison	75,500 b	3,297,840
Constellation Energy Group	50,400	4,223,520
Dominion Resources/VA	97,808	8,237,390
DTE Energy	49,100 b	2,277,258
Duke Energy	351,572	5,987,271
Dynergy, Cl. A	112,246 a	1,000,112
Edison International	90,900	4,807,701
Entergy	55,100	5,507,796
Exelon	187,750	13,170,663
FirstEnergy	85,102	5,169,947
FPL Group	113,400	6,546,582
Integrys Energy	21,174	1,047,901
KeySpan	49,100	2,040,105
Nicor	12,600 b	496,566
NiSource	76,500	1,458,855
PG & E	98,100 b	4,199,661
Pinnacle West Capital	28,000 b	1,049,440
PPL	107,500	5,067,550
Progress Energy	70,969	3,098,507
Public Service Enterprise Group	70,600	6,082,190
Questar	48,200	2,481,818
Sempra Energy	73,666	3,883,672
Southern	209,800 b	7,057,672
TECO Energy	58,500	944,190
TXU	128,194 b	8,364,659
Xcel Energy	114,110	2,316,433
		125,985,968

Total Common Stocks		
(cost $2,269,112,233)		**3,613,402,342**

Short-Term Investments--.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
4.57%, 9/20/07	2,100,000 c	2,086,077
4.72%, 10/11/07	400,000 c	396,236
Total Short-Term Investments		
(cost $2,482,947)		**2,482,313**

Other Investment--.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $24,768,000)	24,768,000 d	**24,768,000**

Investment of Cash Collateral for

Securities Loaned--6.8%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $247,520,630)	247,520,630 [d]	**247,520,630**
Total Investments (cost $2,543,883,810)	**107.0%**	**3,888,173,285**
Liabilities, Less Cash and Receivables	**(7.0%)**	**(254,096,114)**
Net Assets	**100.0%**	**3,634,077,171**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At July 31, 2007, the total market value of the fund's securities on loan is
$235,691,859 and the total market value of the collateral held by the fund is $247,520,630.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 7/31/2007 ($)
Financial Futures Long				
Standard & Poor's 500	89	32,527,275	September 2007	**(1,664,016)**

STATEMENT OF INVESTMENTS
Dreyfus Smallcap Stock Index Fund
July 31, 2007 (Unaudited)

Common Stocks--100.2%	Shares		Value ($)
Consumer Discretionary--15.2%			
4Kids Entertainment	16,000	a	256,000
Aaron Rents	90,997		2,103,851
Arbitron	44,700	b	2,226,060
Arctic Cat	23,000		416,760
Audiovox, Cl. A	30,400	a,b	307,648
Bassett Furniture Industries	7,000		91,490
Big 5 Sporting Goods	37,400	b	799,238
Blue Nile	28,300	a,b	2,139,763
Bright Horizons Family Solutions	40,000	a,b	1,552,000
Brown Shoe	77,825		1,629,655
Building Materials Holding	58,500	b	812,565
California Pizza Kitchen	46,650	a,b	885,417
Cato, Cl. A	56,000		1,158,080
CEC Entertainment	59,925	a,b	1,768,387
Champion Enterprises	120,299	a,b	1,409,904
Charlotte Russe Holding	41,700	a,b	741,009
Children's Place Retail Stores	39,000	a,b	1,330,290
Christopher & Banks	55,575	b	829,179
CKE Restaurants	102,300	b	1,768,767
Coachmen Industries	22,400		178,752
Coinstar	52,800	a,b	1,637,856
Cost Plus	24,600	a,b	174,414
CPI	13,800		810,612
Crocs	118,000	a,b	6,999,760
Deckers Outdoor	21,000	a,b	2,165,100
Dress Barn	79,300	a,b	1,442,467
Drew Industries	31,300	a	1,088,614
Ethan Allen Interiors	53,000	b	1,810,480
Finish Line, Cl. A	60,500	b	408,980
Fleetwood Enterprises	101,400	a,b	959,244
Fossil	75,225	a,b	1,921,999
Fred's	79,300	b	941,291
Genesco	37,500	a,b	1,895,625
Group 1 Automotive	39,000	b	1,463,280
Guitar Center	43,000	a,b	2,496,150
Gymboree	58,000	a,b	2,496,900
Haverty Furniture Cos.	41,500	b	462,725
Hibbett Sports	63,800	a,b	1,635,194
Hot Topic	58,300	a,b	524,700
Iconix Brand Group	95,800	a,b	1,894,924
IHOP	31,100	b	2,028,653
Jack in the Box	56,000	a	3,583,440
JAKKS Pacific	54,400	a,b	1,289,824
Jo-Ann Stores	34,960	a	832,398
JoS. A. Bank Clothiers	32,400	a,b	1,117,800
K-Swiss, Cl. A	43,400		966,518
K2	87,500	a	1,278,375
Kellwood	46,000	b	1,179,440
Keystone Automotive Industries	27,500	a	1,285,900
La-Z-Boy	76,200	b	762,762
Landry's Restaurants	28,200	b	747,018
Libbey	13,000	b	259,350
Lithia Motors, Cl. A	24,000	b	494,160
Live Nation	115,300	a,b	2,289,858

LKQ	73,000 a,b	2,075,390
M/I Homes	19,500 b	478,725
Maidenform Brands	33,300 a,b	598,734
Marcus	46,000 b	905,280
MarineMax	24,500 a,b	458,150
Men's Wearhouse	92,000 b	4,544,800
Meritage Homes	34,100 a,b	664,950
Midas	22,400 a	407,008
Monaco Coach	47,850 b	667,507
Monarch Casino & Resort	22,600 a,b	639,354
Movado Group	35,000	988,400
Multimedia Games	49,700 a,b	520,856
National Presto Industries	13,200 b	741,180
Nautilus	45,000 b	442,800
O'Charleys	40,700 b	721,611
Oxford Industries	25,800	1,042,320
P.F. Chang's China Bistro	37,900 a,b	1,240,846
Panera Bread, Cl. A	50,800 a,b	2,064,512
Papa John's International	46,000 a	1,261,780
Peet's Coffee & Tea	22,400 a,b	537,376
PEP Boys-Manny Moe & Jack	85,100	1,440,743
PetMed Express	31,000 a,b	451,980
Pinnacle Entertainment	95,000 a,b	2,518,450
Polaris Industries	55,800 b	2,754,288
Pool	79,030 b	2,656,198
Pre-Paid Legal Services	12,500 a,b	658,750
Quiksilver	183,000 a,b	2,347,890
Radio One, Cl. D	118,000 a	718,620
Rare Hospitality International	52,050 a,b	1,392,858
RC2	38,000 a,b	1,345,580
Red Robin Gourmet Burgers	27,500 a	1,060,675
Russ Berrie & Co.	13,000 a,b	200,070
Ruth's Chris Steak House	25,000 a,b	418,000
Select Comfort	92,950 a,b	1,481,623
Shuffle Master	67,373 a,b	978,930
Skechers USA, Cl. A	46,000 a	956,340
Skyline	19,800 b	553,410
Sonic	105,017 a,b	2,169,651
Sonic Automotive, Cl. A	55,500 b	1,520,700
Stage Stores	71,400 b	1,273,776
Stamps.com	33,700 a,b	385,865
Standard Motor Products	19,300	240,285
Standard-Pacific	103,900 b	1,538,759
Steak n Shake	41,978 a,b	629,670
Stein Mart	45,000 b	484,200
Stride Rite	59,500 b	1,212,015
Sturm Ruger & Co.	32,600 a,b	636,678
Superior Industries International	32,000 b	592,000
Texas Roadhouse, Cl. A	78,700 a,b	934,169
Tractor Supply	53,400 a,b	2,537,568
Triarc Cos., Cl. B	110,400 b	1,579,824
Tuesday Morning	37,600 b	438,416
Tween Brands	54,500 a,b	2,085,170
UniFirst	27,400 b	1,029,144
Universal Electronics	24,300 a	856,332
Universal Technical Institute	30,500 a,b	659,715
Vertrue	16,800 a,b	830,088
Volcom	20,100 a,b	713,148
Winnebago Industries	48,300 b	1,303,134
WMS Industries	56,050 a,b	1,462,344
Wolverine World Wide	98,250	2,658,645

Zale	77,000 a,b	1,634,710
		146,092,616
Consumer Staples--3.8%		
Alliance One International	147,800 a	1,278,470
Casey's General Stores	84,700 b	2,111,571
Central Garden & Pet, Cl. A	115,100 a,b	1,408,824
Chattem	30,500 a,b	1,712,880
Corn Products International	124,500	5,555,190
Flowers Foods	131,362 b	2,692,921
Great Atlantic & Pacific Tea	32,600 b	950,290
Hain Celestial Group	68,000 a,b	1,842,120
J & J Snack Foods	27,000 b	930,150
Lance	46,400 b	1,168,816
Longs Drug Stores	48,500 b	2,345,460
Mannatech	28,000 b	263,480
Nash Finch	22,200 b	893,994
Performance Food Group	58,700 a,b	1,682,342
Playtex Products	98,700 a,b	1,767,717
Ralcorp Holdings	46,000 a,b	2,390,160
Sanderson Farms	28,000 b	1,116,360
Spartan Stores	30,000 b	878,100
Spectrum Brands	43,400 a,b	190,526
TreeHouse Foods	54,000 a	1,210,140
United Natural Foods	71,600 a,b	1,949,668
USANA Health Sciences	19,900 a,b	803,164
WD-40	32,700 b	1,085,313
		36,227,656
Energy--6.4%		
Atwood Oceanics	44,400 a,b	3,045,840
Bristow Group	41,700 a,b	1,977,831
Cabot Oil & Gas	167,700	5,735,340
CARBO Ceramics	30,000 b	1,352,400
Dril-Quip	38,600 a,b	1,852,414
Helix Energy Solutions Group	153,463 a,b	5,977,384
Hornbeck Offshore Services	34,800 a	1,498,140
Input/Output	113,400 a,b	1,615,950
Lufkin Industries	25,400 b	1,503,934
Massey Energy	137,800 a,b	2,942,030
Matrix Service	31,400 a	725,026
NATCO Group, Cl. A	29,500 a	1,365,555
Oceaneering International	94,000 a,b	5,279,040
Penn Virginia	57,400 b	2,221,380
Petroleum Development	29,200 a,b	1,177,928
SEACOR Holdings	35,750 a	3,118,115
St. Mary Land & Exploration	103,300	3,438,857
Stone Energy	43,600 a	1,417,000
Swift Energy	53,000 a,b	2,265,220
Tetra Technologies	117,650 a,b	3,271,846
Unit	83,100 a	4,575,486
W-H Energy Services	52,800 a,b	3,383,424
World Fuel Services	48,300 b	1,974,987
		61,715,127
Financial--14.8%		
Acadia Realty Trust	53,400 b	1,229,802
Alabama National BanCorporation	27,000 b	1,440,990
Anchor Bancorp Wisconsin	29,400 b	657,090
Bank Mutual	90,300 b	948,150
BankAtlantic Bancorp, Cl. A	71,300	625,301
BankUnited Financial, Cl. A	58,300 b	981,772
Boston Private Financial Holdings	67,000 b	1,707,830
Brookline Bancorp	106,900 b	1,097,863

Cascade Bancorp	50,100 b	1,092,681
Cash America International	55,000 b	2,014,100
Central Pacific Financial	53,500 b	1,509,235
Chittenden	75,037 b	2,509,988
Colonial Properties Trust	71,600 b	2,476,644
Community Bank System	57,500 b	1,034,425
Corus Bankshares	63,200 b	1,027,632
Delphi Financial Group, Cl. A	76,675	3,080,035
Dime Community Bancshares	39,950 b	447,040
Downey Financial	31,480 b	1,674,421
East West Bancorp	107,800 b	3,951,948
EastGroup Properties	43,100 b	1,777,444
Entertainment Properties Trust	48,300 b	2,151,765
Essex Property Trust	42,000	4,518,360
Financial Federal	49,750 b	1,410,412
First BanCorp/Puerto Rico	152,300	1,401,160
First Cash Financial Services	44,000 a,b	958,760
First Commonwealth Financial	102,400 b	970,752
First Financial Bancorp	68,800 b	841,424
First Indiana	23,900 b	749,265
First Midwest Bancorp/IL	81,074 b	2,666,524
First Republic Bank/San Francisco, CA	48,350	2,647,163
FirstFed Financial	31,300 a,b	1,414,760
Flagstar Bancorp	54,000 b	577,800
Franklin Bank/Houston, TX	42,000 a,b	450,660
Fremont General	115,500 b	666,435
Frontier Financial	68,400 b	1,465,128
Glacier Bancorp	88,650 b	1,688,783
Hanmi Financial	73,600	1,067,200
Hilb, Rogal & Hobbs	56,000 b	2,424,800
Independent Bank/MI	34,915 b	423,170
Infinity Property & Casualty	30,800 b	1,356,432
Inland Real Estate	109,200 b	1,651,104
Investment Technology Group	71,600 a,b	2,861,136
Irwin Financial	30,300 b	355,116
Kilroy Realty	54,100 b	3,485,663
Kite Realty Group Trust	43,400	692,664
LaBranche & Co.	70,300 a,b	454,841
LandAmerica Financial Group	28,400 b	2,175,156
Lexington Realty Trust	120,000 b	2,264,400
LTC Properties	37,900 b	760,653
MAF Bancorp	44,900	2,358,148
Medical Properties Trust	83,400 b	934,080
Mid-America Apartment Communities	40,000 b	1,805,200
Nara Bancorp	38,400 b	566,784
National Retail Properties	115,500 b	2,501,730
Parkway Properties/Md	26,700 b	1,083,486
Philadelphia Consolidated Holding	99,300 a	3,588,702
Piper Jaffray Cos.	29,100 a,b	1,394,472
Portfolio Recovery Associates	30,000 b	1,567,500
Presidential Life	36,000	587,160
PrivateBancorp	30,700 b	828,900
ProAssurance	56,100 a,b	2,770,218
Prosperity Bancshares	57,000 b	1,614,240
Provident Bankshares	53,824 b	1,544,749
PS Business Parks	26,800 b	1,369,480
Rewards Network	39,400 a	148,538
RLI	36,300	2,105,400
Safety Insurance Group	32,000 b	1,065,600
Selective Insurance Group	101,700 b	2,086,884

Senior Housing Properties Trust	125,400 b	2,166,912
Signature Bank/New York, NY	44,400 a,b	1,371,516
South Financial Group	114,500 b	2,468,620
Sovran Self Storage	35,900 b	1,547,290
Sterling Bancorp/NY	27,600	401,580
Sterling Bancshares/TX	126,600 b	1,317,906
Sterling Financial/WA	84,035 b	1,908,435
Stewart Information Services	28,900 b	1,054,272
Susquehanna Bancshares	95,800 b	1,657,340
SWS Group	50,356 b	888,783
Tanger Factory Outlet Centers	46,000 b	1,537,780
Tower Group	30,400	805,600
TradeStation Group	31,300 a,b	330,841
Triad Guaranty	19,000 a,b	523,830
Trustco Bank NY	126,044 b	1,169,688
UCBH Holdings	167,000 b	2,745,480
Umpqua Holdings	95,500 b	1,816,410
United Bankshares	59,500 b	1,657,075
United Community Banks/GA	66,800 b	1,566,460
United Fire & Casualty	36,600 b	1,259,772
Whitney Holding	113,570 b	2,838,114
Wilshire Bancorp	34,800 b	357,396
Wintrust Financial	37,800 b	1,489,698
World Acceptance	30,200 a,b	972,138
Zenith National Insurance	65,800 b	2,655,688
		142,265,772
Health Care--11.9%		
Allscripts Healthcare Solutions	84,200 a,b	1,915,550
Alpharma, Cl. A	64,800	1,606,392
Amedisys	43,066 a	1,630,048
American Medical Systems Holdings	108,300 a,b	1,979,724
AMERIGROUP	93,600 a,b	2,590,848
AMN Healthcare Services	48,700 a,b	1,045,589
AmSurg	52,700 a,b	1,324,878
Analogic	23,600 b	1,566,804
ArQule	50,500 a	286,840
ArthroCare	46,300 a,b	2,343,706
BIOLASE Technology	38,800 a,b	273,540
Bradley Pharmaceuticals	28,000 a	449,120
Cambrex	60,600	827,796
Centene	75,100 a	1,622,911
Chemed	43,698 b	2,765,209
CONMED	47,800 a	1,333,620
Cooper Cos.	71,700	3,594,321
Cross Country Healthcare	38,000 a,b	622,060
Cyberonics	28,600 a,b	400,400
Datascope	24,700	849,927
Dionex	32,150 a,b	2,186,522
DJO	36,300 a,b	1,723,524
Enzo Biochem	55,517 a,b	709,507
Gentiva Health Services	53,400 a,b	1,066,398
Greatbatch	42,000 a,b	1,303,260
Haemonetics/Mass.	47,300 a,b	2,337,566
HealthExtras	43,300 a,b	1,161,739
Healthways	58,000 a,b	2,534,600
Hologic	88,700 a,b	4,594,660
Hooper Holmes	104,000 a	272,480
ICU Medical	29,300 a	973,932
IDEXX Laboratories	53,000 a	5,313,780
Immucor	116,000 a,b	3,614,560
Integra LifeSciences Holdings	31,800 a,b	1,578,870

Invacare	53,400	1,097,370
inVentiv Health	51,800 a	1,837,864
Kendle International	21,400 a,b	790,730
Kensey Nash	18,000 a	439,380
LCA-Vision	36,400 b	1,292,564
Martek Biosciences	55,000 a,b	1,409,100
Matria Healthcare	37,000 a,b	955,710
MedCath	22,800 a	690,612
Mentor	74,500 b	2,931,575
Meridian Bioscience	53,400 b	1,192,422
Merit Medical Systems	47,400 a	530,406
MGI Pharma	132,300 a	3,311,469
Noven Pharmaceuticals	43,400 a,b	770,784
Odyssey HealthCare	56,650 a,b	612,387
Option Care	41,000 b	794,990
Osteotech	32,000 a	229,440
Owens & Minor	68,100 b	2,618,445
Palomar Medical Technologies	32,000 a,b	1,021,760
PAREXEL International	49,200 a,b	1,989,156
Pediatrix Medical Group	82,000 a,b	4,424,720
PharmaNet Development Group	34,800 a	974,400
PharMerica	45,200 a	757,552
PolyMedica	37,800 b	1,526,742
Possis Medical	27,500 a	305,800
PSS World Medical	113,400 a	1,953,882
Regeneron Pharmaceuticals	95,600 a,b	1,423,484
RehabCare Group	29,000 a,b	410,930
Res-Care	33,100 a	643,133
Respironics	126,000 a,b	5,764,500
Savient Pharmaceuticals	76,000 a	899,840
Sciele Pharma	52,700 a,b	1,222,113
Sierra Health Services	93,000 a	3,779,520
Sunrise Senior Living	68,900 a,b	2,739,464
SurModics	31,000 a,b	1,421,970
Symmetry Medical	57,000 a,b	851,010
Theragenics	59,500 a	235,025
ViroPharma	132,300 a,b	1,700,055
Vital Signs	17,600 b	915,376
		114,866,361

Industrial--20.1%

A.O. Smith	41,350 b	2,007,543
AAR	63,450 a,b	1,892,714
ABM Industries	81,500 b	2,050,540
Acuity Brands	75,500 b	4,462,050
Administaff	39,600	1,294,920
Albany International, Cl. A	48,400 b	1,814,032
Angelica	12,300	268,509
Apogee Enterprises	53,000 b	1,365,280
Applied Industrial Technologies	69,025 b	1,959,620
Applied Signal Technology	25,000	364,000
Arkansas Best	51,000 b	1,837,530
Armor Holdings	47,200 a,b	4,152,656
Astec Industries	33,100 a,b	1,726,827
ASV	23,700 a,b	345,783
Baldor Electric	68,733 b	3,136,974
Barnes Group	66,300 b	2,068,560
Belden	71,712 b	3,928,383
Bowne & Co.	45,000	780,300
Brady, Cl. A	81,400 b	2,848,186
Briggs & Stratton	84,600 b	2,399,256
C & D Technologies	23,000 b	110,860

Cascade	19,200 b	1,301,568
CDI	30,800	871,332
Ceradyne	41,900 a,b	3,126,997
CLARCOR	86,600 b	3,012,814
Consolidated Graphics	18,100 a	1,192,971
Cubic	33,800 b	930,514
Curtiss-Wright	74,000 b	3,224,180
EDO	24,800 b	819,640
EGL	47,800 a	2,254,726
EMCOR Group	116,400 a,b	4,178,760
EnPro Industries	42,200 a,b	1,661,836
Esterline Technologies	43,300 a,b	2,004,357
Forward Air	48,050 b	1,637,063
Frontier Airlines Holdings	38,000 a,b	201,400
G & K Services, Cl. A	40,100 b	1,494,126
Gardner Denver	84,600 a	3,518,514
GenCorp	91,100 a,b	1,076,802
Gibraltar Industries	48,000 b	926,880
Griffon	45,900 a	806,463
Healthcare Services Group	43,400 b	1,203,048
Heartland Express	96,774	1,442,900
Heidrick & Struggles International	35,400 a,b	1,902,396
Hub Group, Cl. A	67,500 a,b	2,296,350
IDEX	135,000 b	4,888,350
Insituform Technologies, Cl. A	41,900 a,b	692,188
Interface, Cl. A	88,000	1,621,840
Kaman	44,300 b	1,483,607
Kansas City Southern	128,300 a,b	4,427,633
Kaydon	47,500 b	2,527,475
Kirby	89,000 a,b	3,605,390
Knight Transportation	86,150 b	1,519,686
Labor Ready	80,250 a,b	1,890,690
Landstar System	92,000 b	4,182,320
Lawson Products	12,200 b	428,464
Lennox International	102,400	3,921,920
Lindsay	16,000	650,560
Lydall	28,200 a	325,710
Magnetek	32,000 a	151,040
Manitowoc	107,150	8,322,340
Mesa Air Group	68,600 a,b	456,190
Mobile Mini	54,200 a	1,548,494
Moog, Cl. A	70,475 a,b	3,017,740
Mueller Industries	69,100	2,548,408
NCI Building Systems	32,200 a,b	1,557,192
Old Dominion Freight Line	45,200 a	1,304,472
On Assignment	28,000 a,b	280,840
Radiant Systems	38,800 a,b	539,320
Regal-Beloit	49,400 b	2,505,568
Robbins & Myers	34,000	1,792,820
School Specialty	31,700 a	1,091,748
Shaw Group	139,200 a,b	7,408,224
Simpson Manufacturing	61,300 b	2,073,779
SkyWest	115,800 b	2,583,498
Spherion	121,600 a	1,073,728
Standard Register	19,100 b	256,704
Standex International	27,700	656,490
Teledyne Technologies	55,300 a	2,453,661
Tetra Tech	99,956 a,b	2,102,075
Toro	69,000	3,879,180
Tredegar	50,300	923,508
Triumph Group	30,200 b	2,301,542

United Stationers	49,100 a	3,129,634
Universal Forest Products	32,400 b	1,281,744
URS	89,000 a,b	4,384,140
Valmont Industries	27,800 b	2,101,402
Viad	34,700 b	1,247,465
Vicor	33,000 b	414,810
Volt Information Sciences	28,000 a,b	436,240
Wabash National	49,000 b	622,790
Waste Connections	115,075 a,b	3,567,325
Watsco	41,400 b	2,066,274
Watson Wyatt Worldwide, Cl. A	77,700 b	3,461,535
Watts Water Technologies, Cl. A	45,000 b	1,570,950
Woodward Governor	52,300 b	3,020,325
		192,199,188

Information Technology--17.4%

Actel	51,200 a	604,160
Adaptec	198,000 a,b	693,000
Advanced Energy Industries	65,300 a,b	1,156,463
Aeroflex	124,800 a	1,750,944
Agilysys	58,000	1,114,180
AMIS Holdings	95,000 a,b	979,450
Anixter International	51,400 a	4,248,210
Ansoft	30,800 a	778,932
ANSYS	129,200 a,b	3,364,368
Arris Group	173,700 a,b	2,574,234
ATMI	61,000 a,b	1,767,780
Authorize.Net Holdings	45,000 a	779,850
Avid Technology	69,020 a,b	2,215,542
Axcelis Technologies	168,000 a,b	932,400
Bankrate	17,800 a,b	798,330
Bel Fuse, Cl. B	26,300 b	795,312
Bell Microproducts	42,000 a	263,760
Benchmark Electronics	118,200 a,b	2,624,040
Black Box	29,000	1,167,250
Blackbaud	78,500 b	1,643,790
Blue Coat Systems	31,200 a,b	1,520,376
Brightpoint	122,240 a,b	1,605,011
Brooks Automation	125,148 a,b	2,198,850
C-COR	60,000 a,b	807,000
Cabot Microelectronics	45,700 a,b	1,948,191
CACI International, Cl. A	53,200 a	2,364,208
Captaris	49,400 a	253,422
Catapult Communications	16,500 a	140,580
Checkpoint Systems	66,400 a,b	1,531,848
CIBER	74,600 a,b	566,214
Cognex	75,500 b	1,587,765
Coherent	56,500 a,b	1,635,675
Cohu	45,500 b	909,545
Comtech Telecommunications	40,700 a,b	1,769,229
Concur Technologies	37,300 a,b	889,978
CTS	61,500 b	783,510
Cymer	66,700 a,b	2,851,425
Daktronics	45,000 b	956,700
Digi International	50,500 a,b	721,140
Diodes	46,500 a,b	1,235,505
Ditech Networks	57,300 a,b	427,458
DSP Group	51,000 a	908,820
eFunds	74,200 a,b	2,652,650
Electro Scientific Industries	48,800 a,b	1,071,160
Epicor Software	100,000 a,b	1,306,000
EPIQ Systems	44,050 a,b	751,053

Exar	69,400 a,b	980,622
FactSet Research Systems	66,500 b	4,388,335
FEI	38,400 a,b	1,101,312
FLIR Systems	111,100 a,b	4,849,515
Gerber Scientific	32,300 a,b	335,274
Gevity HR	39,300 b	590,679
Harmonic	115,300 a,b	1,022,711
Hutchinson Technology	38,600 a,b	774,316
Informatica	154,400 a,b	2,152,336
InfoSpace	52,000 b	1,082,640
Insight Enterprises	75,900 a,b	1,712,304
Inter-Tel	45,200	1,121,864
Intevac	24,000 a,b	390,000
Itron	49,300 a,b	3,915,899
j2 Global Communications	88,500 a,b	2,888,640
JDA Software Group	47,700 a,b	1,078,497
Keithley Instruments	30,000	324,000
Komag	52,800 a	1,690,128
Kopin	110,000 a	419,100
Kulicke & Soffa Industries	92,800 a,b	868,608
Littelfuse	42,000 a	1,368,780
LoJack	34,600 a,b	737,672
Manhattan Associates	50,500 a	1,407,435
ManTech International, Cl. A	39,300 a,b	1,283,538
MAXIMUS	31,700 b	1,324,743
Mercury Computer Systems	24,400 a	266,692
Methode Electronics	72,000	1,164,240
Micros Systems	71,400 a,b	3,804,192
Microsemi	117,000 a,b	2,727,270
MIVA	14,000 a	90,300
MKS Instruments	63,500 a,b	1,441,450
MTS Systems	35,500	1,482,125
Napster	67,000 a	186,930
Neoware	28,400 a	449,004
NETGEAR	55,500 a,b	1,535,130
Network Equipment Technologies	20,300 a	191,632
Newport	74,400 a,b	972,408
Novatel Wireless	42,000 a	904,260
Park Electrochemical	42,350 b	1,255,678
PC-Tel	37,000 a	302,290
Pericom Semiconductor	42,000 a,b	448,560
Phoenix Technologies	27,900 a	321,687
Photon Dynamics	33,200 a,b	357,232
Photronics	69,800 a	978,596
Planar Systems	46,600 a	347,170
Plexus	84,500 a,b	2,049,125
Progress Software	73,300 a,b	2,217,325
Quality Systems	30,800 b	1,193,192
Radisys	35,500 a	416,770
Rogers	25,100 a	907,114
Rudolph Technologies	43,100 a,b	674,515
ScanSource	45,100 a	1,210,033
Secure Computing	102,100 a,b	806,590
SI International	24,000 a	699,120
Skyworks Solutions	264,000 a,b	2,090,880
Sonic Solutions	55,600 a,b	621,608
SPSS	35,300 a,b	1,448,712
Standard Microsystems	37,300 a,b	1,245,447
StarTek	16,000 b	175,360
Stratasys	16,500 a,b	726,165
Supertex	27,000 a,b	942,570

Sykes Enterprises	52,000 a	870,480
Symmetricom	73,150 a,b	545,699
Synaptics	36,000 a,b	1,264,320
Take-Two Interactive Software	106,200 a,b	1,872,306
Technitrol	73,100	1,900,600
THQ	109,225 a,b	3,141,311
Tollgrade Communications	25,000 a	258,000
Trimble Navigation	195,500 a	6,457,365
TTM Technologies	56,000 a,b	730,240
Ultratech	34,000 a	426,360
United Online	110,300 b	1,557,436
Varian Semiconductor Equipment		
Associates	130,000 a,b	6,110,000
Veeco Instruments	50,500 a,b	924,150
ViaSat	39,700 a	1,136,611
Websense	86,600 a,b	1,728,536
X-Rite	45,800	618,300
		167,647,342
Materials--5.6%		
A.M. Castle & Co.	21,700 b	716,534
AMCOL International	33,000 b	944,790
AptarGroup	116,000 b	4,222,400
Arch Chemicals	45,000	1,592,100
Brush Engineered Materials	31,500 a,b	1,192,905
Buckeye Technologies	70,000 a,b	1,073,100
Caraustar Industries	47,000 a,b	226,540
Century Aluminum	47,100 a,b	2,427,534
Chaparral Steel	79,800 b	6,706,392
Chesapeake	37,800	421,470
Cleveland-Cliffs	70,000 b	4,848,900
Deltic Timber	14,700 b	764,253
Georgia Gulf	54,000 b	874,260
H.B. Fuller	103,000 b	2,845,890
Headwaters	67,000 a,b	1,080,710
Material Sciences	32,600 a	358,600
Myers Industries	45,009 b	962,742
Neenah Paper	23,500	910,155
OM Group	51,000 a	2,470,440
Omnova Solutions	67,200 a	380,352
Penford	16,800	600,264
PolyOne	181,500 a,b	1,364,880
Quaker Chemical	17,800	386,616
Quanex	68,075 b	3,067,460
Rock-Tenn, Cl. A	56,000 b	1,720,320
RTI International Metals	36,000 a,b	2,852,640
Ryerson	44,800 b	1,437,632
Schulman (A.)	42,500 b	986,850
Schweitzer-Mauduit International	34,400 b	785,352
Texas Industries	43,000 b	3,388,830
Tronox, Cl. B	72,000	885,600
Wausau Paper	78,600 b	879,534
		53,376,045
Telecommunication Services--.2%		
CT Communications	33,000 b	1,011,450
General Communication, Cl. A	76,000 a	874,760
		1,886,210
Utilities--4.8%		
Allete	47,800	2,095,552
American States Water	22,050 b	813,425
Atmos Energy	155,500	4,364,885
Avista	87,000 b	1,724,340

Central Vermont Public Service	22,300 b	758,200
CH Energy Group	22,700 b	1,006,745
Cleco	95,300 b	2,263,375
El Paso Electric	75,400 a,b	1,754,558
Energen	123,400	6,529,094
Laclede Group	40,000 b	1,182,000
New Jersey Resources	51,000	2,397,000
Northwest Natural Gas	46,000 b	1,916,820
Piedmont Natural Gas	121,000 b	2,805,990
South Jersey Industries	50,000 b	1,638,500
Southern Union	172,772 b	5,335,199
Southwest Gas	70,700	2,197,356
UGI	183,800	4,743,878
UIL Holdings	39,866 b	1,179,236
UniSource Energy	54,000 b	1,643,220
		46,349,373

Total Common Stocks
    (cost $748,078,224)   **962,625,690**

Short-Term Investments--.0%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.57%, 9/20/07		
(cost $198,731)	200,000 c	**198,674**

Other Investment--.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,136,000)	1,136,000 d	**1,136,000**

Investment of Cash Collateral for Securities Loaned--35.8%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $344,431,468)	344,431,468 d	**344,431,468**

Total Investments (cost $1,093,844,423)	**136.1%**	**1,308,391,832**
Liabilities, Less Cash and Receivables	**(36.1%)**	**(346,955,419)**
Net Assets	**100.0%**	**961,436,413**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At July 31, 2007, the total market value of the fund's securities on loan is
    $326,367,381 and the total market value of the collateral held by the fund is $344,431,468.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 7/31/2007 ($)
Financial Futures Long				
Russell 2000 E-Mini	37	2,889,700	September 2007	**(137,440)**